Exhibit 99.1

ENTERA BIO LTD.

Kiryat Hadassah
Minrav Building - Fifth Floor
Jerusalem, Israel

August 26, 2021
______________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MONDAY, OCTOBER 4, 2021

________________________________

Dear Shareholders:

We cordially invite you to attend the annual general meeting of shareholders, or the Meeting, of Entera Bio Ltd., or the Company, to be held at 5:00 p.m. (Israel time) on Monday, October 4, 2021. In light of the COVID-19 pandemic, the meeting is scheduled to be held via live audio webcast at https://web.lumiagm.com/235732243. There will not be a physical meeting location, and stockholders will not be able to attend the Annual Meeting in person. This means that you can attend the Annual Meeting online, vote your shares during the online meeting and submit questions online during the virtual meeting. Details regarding admission to the Annual Meeting and the business to be conducted are more fully described in the accompanying Proxy Statement.

At the Meeting, shareholders will be asked to consider and vote on the following proposed resolutions (each a “Proposal”):

(1)
To ratify and approve the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, or PwC, an independent registered public accounting firm, as the Company’s independent auditors for the fiscal year ending December 31, 2021, and authorize the Company’s board of directors, or the Board, (or the Audit Committee, if authorized by the Board) to determine the compensation of the auditors in accordance with the volume and nature of their services (“Proposal 1”);

(2)	To elect each of the following nominees to serve as directors of the Company, as follows (“Proposal 2”):

(a)	Re-elect Mr. Roger Garceau as a director of the Company;

(b)	Re-elect Ms. Faith L. Charles as a director of the Company;

(c)	Re-elect Ms. Miranda J. Toledano as a director of the Company;

(d)	Ratify and approve the election of Dr. Spiros Jamas as a director of the Company; and

(e)	Ratify and approve the election of Mr. Ron Mayron, as a director of the Company;

(3)	To ratify and approve an amendment to the terms of compensation of Dr. Phillip Schwartz, our President of R&D (“Proposal 3”);

(4)	To ratify and approve an amendment to the terms of compensation of Mr. Hillel Galitzer , our Chief Operations Officer (“Proposal 4”);

(5)	To ratify and approve the amended terms of compensation of Ms. Dana Yaacov-Garbeli, our Israel-based Chief Financial Officer (“Proposal 5”);

(6)	To ratify and approve the terms of compensation of Mr. Ramesh Ratan, our US-based Chief Financial Officer (“Proposal 6”);

(7)	To ratify and approve a one-time grant of compensation to Mr. Ron Mayron, our director (“Proposal 7”);

(8)	To ratify and approve the adoption of our amendment to our Directors and Officers Compensation Policy (“Proposal 8”);

(9)	To approve the amended terms of compensation of the Company’s non-executive directors (“Proposal 9”); and

(10)	To ratify and approve the purchase of a professional liability insurance policy for our current and future directors and officers (“Proposal 10”);

OUR BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE ABOVE PROPOSALS THAT ARE FURTHER DESCRIBED IN THE ENCLOSED PROXY STATEMENT.

At the Meeting, we will also discuss our financial statements for the year ended December 31, 2020, and transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Shareholders of record and beneficial owners of our ordinary shares at the close of business on Friday, September 3, 2021 are entitled to notice of and to vote at the Meeting.

The vote of our shareholders is important regardless of whether they attend the Meeting. Accordingly, we urge you to read the attached proxy statement and vote your shares promptly, regardless of the number of shares you own.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, or AST, you are considered to be, with respect to those shares, a shareholder of record, and these proxy materials are being sent directly to you by us. We have enclosed a proxy card for your use. You are also invited to attend the Meeting, and shares held in your name as the shareholder of record may be voted at the Meeting.

If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee that holds your shares, or by an agent hired by them, explaining how to direct the broker, trustee or nominee to vote your shares. You are also invited to attend the Meeting, but since a beneficial owner is not the shareholder of record, you may not vote these shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Shareholders of record, who do not expect to attend the Meeting in person, are kindly requested to mark, date, sign and mail the enclosed proxy card in the accompanying pre-addressed, postage-paid envelope as promptly as possible to our address below, c/o Dana Yaacov-Garbeli, our Israel-based CFO. You may also vote your shares through the internet by going to www.voteproxy.com and following the on-screen instructions or scanning the QR code, located on the proxy card, with your smartphone. Please have your proxy card available when you access the webpage. Internet voting is available until 11:59 p.m. Eastern Standard Time on October 1, 2021. If voting by mail, the proxy must be received at our registered office at least four (4) hours prior to the Meeting (that is, by 1:00 p.m.  (Israel time), Monday, October 4, 2021) to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

Shareholders who hold their shares in “street name” (that is, through a broker, trustee or other nominee) will receive voting information forms and other voting information from their broker, bank, trustee or other nominee, and should return their forms to their broker, bank, trustee or other nominee as further explained in the applicable instruction form. Beneficial owner of shares held in “street name” may be able to utilize the control number appearing on their voting instruction form, to submit their voting instructions to their brokers, trustees or nominees by other means, if so indicated on their voting instructions form.

Approval of each Proposal requires the majority of the voting power present, in person or by proxy, and voting at the Meeting or at any postponement or adjournment thereof. This means that the numbers of shares voted “for” the proposal must exceed the numbers of shares voted “against” the proposal. Abstentions and broker non-votes are not considered votes cast for this purpose, and will have no effect on the vote.

In addition, under Israeli law, approval of each of Proposals 3 through 10 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present, in person or by proxy, and voting thereon: (a) approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the Proposal that is voted at the Meeting, excluding abstentions; or (b) the total number of shares held by non-controlling, disinterested shareholders (as described herein, in sub-section (a)) voted against the Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

ii

Please see the discussion under “—Vote Required for Approval of Each of the Proposals” in the proxy statement attached to this notice for the definition of the terms “controlling shareholder” and a shareholder having a “personal interest” with regard to Proposals 3 through 10, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of any such Proposal.

An electronic copy of the enclosed proxy materials will also be available for viewing under the tab “—Investors” section on our website at www.enterabio.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on the date hereof at the registered office of the Company at Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). This notice, the enclosed proxy statement and a related form of proxy card are also being furnished to the U.S. Securities and Exchange Commission, or the SEC, in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at our Company’s website at www.enterabio.com under the tab “—Investors—SEC Filings.” Our telephone number at our registered office is +972 (2) 532-7151.

If you are the record holder of your ordinary shares, you can also authorize the voting of your shares over the internet by following the instructions provided above or in the proxy statement. Ordinary shares can be voted at the Meeting only if the holder is present or represented by proxy.

Sincerely, /s/ Mr. Gerald Lieberman Chairman of the Board of Directors

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_________________________

PROXY STATEMENT
__________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MONDAY, OCTOBER 4, 2021

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of Entera Bio Ltd., to which we refer as Entera or the Company, to be voted at the annual general meeting of shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying notice of the annual general meeting of shareholders. The Meeting will be held at 5:00 p.m (Israel time) on Monday, October 4, 2021, via the Internet at https://web.lumiagm.com/235732243.

This proxy statement, the attached notice of the annual general meeting of shareholders and the enclosed proxy card are being made available to holders of the Company’s ordinary shares, on or about September 10, 2021.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on September 3, 2021, or the Record Date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “—How You Can Vote” below. Whether or not you attend the Meeting, your vote is important, accordingly, our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting. Thus, if you cannot attend the Meeting, you are asked to sign and return the applicable proxy card regardless of the number of shares you own.

Agenda Items

The Meeting is being called to consider and vote on the following proposed resolutions (each a “Proposal”):

(1)
To ratify and approve the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, or PwC, an independent registered public accounting firm, as the Company’s independent auditors for the fiscal year ending December 31, 2021, and authorize the Company’s board of directors, or the Board, (or the Audit Committee, if authorized by the Board) to determine the compensation of the auditors in accordance with the volume and nature of their services (“Proposal 1”);

(2)	To elect each of the following nominees to serve as directors of the Company, as follows (“Proposal 2”):

(a)	Re-elect Mr. Roger Garceau as a director of the Company;

(b)	Re-elect Ms. Faith L. Charles as a director of the Company;

(c)	Re-elect Ms. Miranda J. Toledano as a director of the Company;

(d)	Ratify and approve the election of Dr. Spiros Jamas as a director of the Company; and

(e)	Ratify and approve the election of Mr. Ron Mayron, as a director of the Company;

(3)	To ratify and approve an amendment to the terms of compensation of Dr. Phillip Schwartz, our President of R&D (“Proposal 3”);

(4)	To ratify and approve an amendment to the terms of compensation of Mr. Hillel Galitzer , our Chief Operations Officer (“Proposal 4”);

(5)	To ratify and approve the amended terms of compensation of Ms. Dana Yaacov-Garbeli, our Israel-based Chief Financial Officer (“Proposal 5”);

(6)	To ratify and approve the terms of compensation of Mr. Ramesh Ratan, our US-based Chief Financial Officer (“Proposal 6”); and

(7)	To ratify and approve a one-time grant of compensation to Mr. Ron Mayron, our director (“Proposal 7”);

(8)	To ratify and approve the amendment to our Directors and Officers Compensation Policy (“Proposal 8”);

(9)	To approve the amended terms of compensation of the Company’s non-executive directors (“Proposal 9”);

(10)	To ratify and approve the purchase of a professional liability insurance policy for our current and future directors and officers (“Proposal 10”); and

At the Meeting, we will also discuss our financial statements for the year ended December 31, 2020, and transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

OUR BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE ABOVE PROPOSALS THAT ARE FURTHER DESCRIBED BELOW.

PROPOSAL 1

RATIFICATION AND APPROVAL OF APPOINTMENT & COMPENSATION OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Background

The Company’s Audit Committee and the Board have selected the accounting firm Kesselman & Kesselman, a member firm of PwC, an independent registered public accounting firm, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2021.

Shareholders are being asked to ratify and approve the appointment of Kesselman & Kesselman, a member firm of PwC, as the Company’s independent auditors for 2021, and to authorize the Board to set the compensation of such auditors. Subject to the shareholders ratifying and approving such authorization, the Board intends to further delegate the authority to set the compensation of the auditors to the Audit Committee.

The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the Company’s auditors, as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the appointment of Kesselman & Kesselman, a member firm of PwC, an independent registered public accounting firm, as the Company’s independent auditors for the fiscal year ending December 31, 2021, be, and it hereby is, ratified and approved, and that the Board (or the Audit Committee, if authorized by the Board) be and hereby is, authorized to determine the compensation of the auditors in accordance with the volume and nature of their services.”

Required Majority

Approval of Proposal 1 requires a majority of the voting power present in person or by proxy and voting at the Meeting or at any postponement or adjournment thereof.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 1.

PROPOSAL 2

ELECTION OF DR. ROGER GARCEAU, DR. SPIROS JAMAS, MS. FAITH L. CHARLES, MS. MIRANDA J. TOLEDANO
AND MR. RON MAYRON AS DIRECTORS OF THE COMPANY

Background

Our board of directors is divided into three classes with staggered three-year terms. However, given the number of directors up for election in this applicable Meeting the Board has found it in the Company's best interests to defer the classification of the directors up for election into applicable classes following the Meeting.

 Our Board has the power, at any time and from time to time, to appoint any person to be a director, either to fill an occasional vacancy or as an addition to the existing Board, and shall place any such new director in a class, so that each class shall consist, as nearly as possible, of one-third of the total number of directors constituting the entire Board.

Generally, the Company seeks to appoint individuals with broad experience and expertise at the management level in the pharmaceuticals or biotechnology industry or other relevant business ventures or that have achieved exceptional academic or professional acclaim in areas related to the Company’s activities, and who possess the ability to provide valuable insights and practical wisdom as well as sufficient time to effectively carry out his or her duties as a director. The Board carefully selects and reviews candidates in light of these qualifications and in view of legal constraints applicable to its composition.

In March 2016 Dr. Garceau was elected as a director of the Company. In December 2016, Dr. Garceau also began to serve as our Chief Development Advisor. The term of office of Dr. Garceau expires at the Meeting. Our CEO Mr. Spiros Jamas and Mr. Ron Mayron were also appointed by our Board to serve as our directors in January 2021 and April 2021, respectively, in addition to the existing Board members.

In September 2018, both Ms. Faith L. Charles and Ms. Miranda J. Toledano were appointed as external directors of the Company pursuant to the requirements of the Companies Law. As a result of our recent election to be exempt from the external director requirement under the Companies Law, none of our directors are categorized as external directors and as such the applicable requirements and restrictions relating to external directors (including certain compensation related provisions) is no longer applicable. As such, and in light of their expiration of their initial term, both Ms. Faith L. Charles and Ms. Miranda J. Toledano are being reappointed as regular members of the Board. For additional information regarding the exemption from the external director requirement under the Companies Law, see “Proposal 8— Approval of the Amended Compensation Plan.”

As evident from their credentials, as set forth below, Dr. Garceau, Dr. Jamas, Ms. Faith L. Charles, Ms. Miranda J. Toledano and Mr. Ron Mayron are each well qualified for the respective position and have already fulfilled our expectations to contribute significantly to the Company.

If Ms. Faith L. Charles, Ms. Miranda J. Toledano and Mr. Ron Mayron are elected, they will be entitled to receive, subject to applicable shareholder approval, the compensation paid to each of our non-executive directors, as described in this Proxy Statement for our 2021 Annual General Meeting of Shareholders under “—Proposal 9 – Approval of the Amended Terms of Compensation of the Company’s Non-Executive Directors.” If elected Dr. Jamas will be entitled to compensation as the Company’s Chief Executive Officer, as further described, in the Proxy Statement for our 2021 Extraordinary General Meeting of Shareholders, filed with the SEC on May 20, 2021 under “—Proposal 1 – Ratification and Approval of the Compensation Terms of Dr. Spiros Jamas, our Chief Executive Officer and Director.” If re-elected Dr. Garceau will be entitled to the compensation reflected under his services agreement with the Company as further described under the Company’s Annual Report for the year ended December 31, 2020, filed with the SEC on Form 20-F on March 18, 2021.

Furthermore, each director will, if re-elected or elected (as applicable), continue to benefit from the indemnification letters previously provided by the Company, as previously approved by our shareholders, and will be included in the Company’s directors’ and officers’ liability insurance, subject to approval of Proposal 10.

Set forth below is information about each nominee, including age, positions held with our Company, principal occupation, business history and experience as directors:

Dr. Roger J. Garceau (67) has served as a member of our board of directors since March 2016, and as our Chief Development Advisor since December 2016. From August 2020 to January 4, 2021, Dr. Garceau has also served as our interim Chief Executive Officer. Dr. Garceau has more than 30 years of broad pharmaceutical industry experience. He has been a director of Enterome SA since December 2016, and a director of ArTara Therapeutics since January 2019. Prior to joining Entera, Dr. Garceau served as Chief Medical Officer and Executive Vice President of NPS Pharmaceuticals, Inc. since December 2008 and January 2013 respectively, until February 2015, when NPS Pharmaceuticals, Inc., then traded on Nasdaq, was acquired by Shire plc. (NASDAQ: SHPG). Previously, Dr. Garceau served in several managerial positions with Sanofi-Aventis (NYSE: SNY) from 2002 until 2008, and Pharmacia Corporation from 1986 until 2002. Dr. Garceau is a board-certified pediatrician and is a Fellow of the American Academy of Pediatrics. Dr. Garceau holds a B.S. in Biology from Fairfield University in Fairfield, Connecticut and an M.D. from the University of Massachusetts Medical School.

Dr. Spiros Jamas (60) has served as our Chief Executive Officer, or CEO, and director since January 4, 2021. Dr. Jamas is a biotech entrepreneur with over 30 years of senior management experience in the biopharmaceutical industry. He has served as CEO and/or founder of multiple high growth, innovation-driven companies including: as founding CEO of AOBiome Therapeutics, Inc. from 2013 to 2019, as CEO and Director of Tempero Pharmaceuticals, Inc. from 2008 to 2012, as CEO and Director of Enanta Pharmaceuticals, Inc. (NASDAQ: ENTA) from 2001 to 2004 and as CEO and Director of Alpha-Beta Technology, Inc. from 1988 to 1999. He has assembled high-performance teams to grow these organizations and led first-in-class R&D programs from early discovery through Investigative New Drug Application (IND) submissions and into advanced clinical development. As founding CEO of AOBiome, he created a leading skin microbiome company that launched the breakthrough skin probiotic AO+ Mist and Mother Dirt Consumer Brand and led the effort to file six IND’s. At Enanta he led the initiation of the Hepatitis C drug development program. Over the course of his career, Dr. Jamas has raised over $300 million in funding from a variety of sources including public and private equity and debt. In addition to his significant experience in building biopharma companies, Dr. Jamas was the Global Healthcare Analyst in the Global Fundamental Strategies group at State Street Global Advisors, the world’s second largest asset management firm. He is an author and co-inventor on numerous papers and patents. Dr. Jamas holds a Doctor of Science in Biotechnology from M.I.T., a M.Sc. also from M.I.T. and a B.Sc. in Chemical Engineering from UMIST, England.

Faith L. Charles (59) has served as a member of our board of directors since September 2018 as well as chair of the Company's Compensation Committee. Ms. Charles is a partner in the Corporate Transactions and Securities Practice, and the chair of the Life Sciences Group at Thompson Hine, LLP. since 2010. In March 2019, Ms. Charles, joined the board of Amydis Inc., a private pharmaceutical company developing compounds and tests for the early detection of Alzheimer’s and other Amyloid associate diseases. Since September 2018, Ms. Charles serves as a member of the board of Sandstone Diagnostics, Inc., a private technology and healthcare company focused on using centrifugal testing to improve healthcare. Since 2016, Ms. Charles serves as a member of the board of AgilVax Inc., a private biotechnology company focused on cancer immunotherapies and targeted infectious vaccines, and as a member of the board of Gilda’s Club New York City, an organization that provides medical, emotional and support services to cancer patients and their families. Ms. Charles also serves as steering committee member and Co- Founder, and has previously served as chair, of Metro NY Women in Bio, an organization of professionals committed to promoting careers, leadership and entrepreneurship for women in the life sciences industry, since 2013. From 2000 until 2010, Ms. Charles served as partner at Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. Prior to that, starting in 1986, Ms. Charles served as partner and associate at other law firms, where she focused on capital markets, licensing and other strategic collaborations and mergers and acquisitions for emerging and public companies. Ms. Charles holds a J.D. degree from The George Washington University Law School and a B.A. in Psychology from Barnard College, Columbia University. Ms. Charles is also a graduate of Women in Bio’s Boardroom Ready Program, an Executive Education Program taught by The George Washington University School of Business.

Miranda J. Toledano (45) has served as a member of our board of directors since September 2018 as well as chair of the Company's Audit Committee. Ms. Toledano serves as Chief Operating Officer / Chief Financial Officer of TRIGR Therapeutics, a clinical stage immuno-oncology company focused on bispecific antibodies. Previously, from September 2016 until August 2017, Ms. Toledano served on the executive management team of Sorrento Therapeutics (Nasdaq: SRNE) as EVP Corporate Development. From 2012 to 2016, Ms. Toledano served as Head of Healthcare Investment Banking at MLV & Co. (acquired by B. Riley FBR & Co.), where she completed equity capital market transactions totaling over $4 billion in aggregate value. Prior to joining MLV, from 2004 until 2010, Ms. Toledano served in the investment group of Royalty Pharma, a leading investment firm with over $15 billion in biotherapeutic royalty assets. From 1998 to 2003, Ms. Toledano led the Life Sciences Corporate Finance group at Ernst & Young (Israel). Ms. Toledano holds a BA in Economics from Tufts University and an MBA in Finance and Entrepreneurship from the NYU Stern School of Business.

Mr. Ron Mayron (58) has served as a member of our board of directors since April 2021 and is a global healthcare specialist who serves on the boards of numerous public and privately held pharma and medical device companies in Israel, including DNA BioMedical Solutions, Innocan Pharma, and IceCure Medical. His prior executive experience includes several leadership positions culminating in CEO of Teva Israel & Africa since 2019 until 2013 and CEO of S.L.E since 1999 and until 2007. His expertise within healthcare includes M&A, integration and implementation, global business development, global operations, and supply chain management. He earned a B.Sc. from Ben-Gurion University, an MBA from the University of Tel Aviv, and attended several programs at Insead University Fontainebleu, France and the Massachusetts Institute of Technology, Boston.

Our Board recommends that shareholders ratify and approve the appointment of Dr. Jamas and Mr. Mayron as directors of the Company, and further recommends that shareholders approve the re-election of Dr. Garceau, Ms. Faith L. Charles and Ms. Miranda J. Toledano to serve as directors of the Company, subject to the provisions of the Articles and the Israeli Companies Law, 5759-1999, or the Companies Law, as amended from time to time.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting:

(a) “RESOLVED, that the re-election of Dr. Roger J. Garceau to serve as a director of the Company, be, and it hereby is, approved.”

(b) “RESOLVED, that the re-election of Ms. Faith L. Charles to serve as a director of the Company, be, and it hereby is, approved.”

(c) “RESOLVED, that the re-election of Ms. Miranda J. Toledano to serve as a director of the Company, be, and it hereby is, approved.”

(d) “RESOLVED, that the election of Dr. Spiros Jamas to serve as a director of the Company, be, and it hereby is, ratified and approved.”

(e) “RESOLVED, that the election of Mr. Ron Mayron to serve as a director of the Company, be, and it hereby is, ratified and approved.”

Required Majority

Approval of each of Proposal 2(a), 2(b), 2(c), 2(d) and 2(e) requires a majority of the voting power present in person or by proxy and voting at the Meeting or at any postponement or adjournment thereof.

Board Recommendation

The Board recommends that you vote “FOR” each of Proposal 2(a), 2(b), 2(c), 2(d) and 2(e).

PROPOSAL 3

RATIFICATION AND APPROVAL OF AN AMENDMENT TO THE TERMS OF COMPENSATION OF DR. PHILLIP
SCHWARTZ, OUR PRESIDENT OF RESEARCH AND DEVELOPMENT

Background

Dr. Phillip Schwartz was appointed as our President of Research and Development in August 2019, and as our director since our inception in 2010. Dr. Schwartz has previously served as our Chief Executive Officer from our inception in 2010 to August 2019. Dr. Schwartz has more than 20 years of biotech and pharmaceutical industry experience. He previously served as the manager of clinical affairs at Endo Pharmaceuticals plc from 2005 to 2010 and at Serono from 2002 to 2005, and held multiple positions in medical affairs, business development and clinical trial development at each of Endo Pharmaceuticals plc and Serono. He has also worked as an external consultant for a number of venture capital firms. He has also consulted privately and served as an associate of Health Advances, LLC for more than 20 large biotech and pharmaceutical companies from 2000 to 2002. He has multiple publications in tier one peer-reviewed journals and has presented papers at numerous international conferences. He has also worked in the neurobiology laboratory of Nobel Laureate Professor Torsten Wiesel of the Rockefeller University. Dr. Schwartz holds a B.A. in psychology and architecture from Columbia University, an M.Sc. in immunology while studying under Professor Irun Cohen at the Weizmann Institute, and a Ph.D. in neurobiology/development/oncology from Harvard Medical School. In addition to his scientific training, Dr. Schwartz completed numerous clinical courses as part of his program at Harvard Medical School. After completing his Ph.D., Dr. Schwartz was a fellow in pediatric oncology at the Dana Farber Cancer Institute and an officer of Harvard University Medical School.

In 2019, since his appointment as President of Research and Development, Dr. Schwartz has continued to lead the Company’s research and development and business development activities.

Pursuant to the Companies Law, any transaction between us and a director relating to his or her compensation as a director or other position with the Company must generally be consistent with the Compensation Policy and must be approved by the Compensation Committee and the Board. If such transaction is not consistent with the Compensation Policy, then it must also be approved by the Company’s shareholders by a special majority.

In appreciation of Dr. Schwartz’s significant contribution to our Company as President of Research and Development in 2020, on April 6, 2021, and on April 21, 2021, our Compensation Committee and the Board, respectively, have determined to amend the terms of compensation of Dr. Schwartz, effective as of January 1, 2021, as follows:

(i)	Base Salary. Dr. Schwartz will be entitled to an annual gross base salary of $312,889 in accordance with the Company’s regular payroll practice in effect from time to time.

(i)
Options. Dr. Schwartz will be entitled to receive a one-time grant of options to purchase 100,000 ordinary shares par value 0.0000769 NIS each, of the Company, as of April 21, 2021, with an exercise price of $3.15, under the 2018 Plan, and subject to the requirements of applicable laws and regulations. The options will vest over four (4) years, with 25% of the options vesting at the end of the first anniversary of the grant date, and thereafter the remaining 75% of the options shall vest in equal quarterly increments over the following three (3) years, so long as his engagement with the Company is still in effect.

Our Compensation Committee and Board believe that it is in the best interest of our shareholders and the Company to ratify and approve the amendment to the terms of compensation of Dr. Schwartz, our President of R&D. We are now seeking shareholder approval, as required under the Companies Law, by a special majority, to the amendment of the terms of compensation of Dr. Schwartz, as described herein.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the amendment to the terms of compensation of Dr. Phillip Schwartz, our President of R&D, as described in Proposal 3 of the Company’s Proxy Statement for the Company’s 2021 Annual General Meeting of Shareholders, be, and it hereby is, ratified and approved.”

Required Majority

Proposal 3 requires the approval of: (1) the majority of the voting power present, in person or by proxy, and voting at the Meeting or at any postponement or adjournment thereof, and (2) a special majority of the shareholders which requires that either: (i) Proposal 3 is approved by a majority of the ordinary shares participating and voted on such Proposal by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of Proposal 3, excluding abstentions; or (ii) the total number of shares held by such non-controlling, disinterested shareholders (as described herein in sub-section (i)) voted against Proposal 3 does not exceed two percent (2%) of the aggregate voting rights in the Company. For further information on the definition of “controlling shareholder” and “personal interest,” see below “—Vote Required for Approval of Each of the Proposals.”

As part of the special majority vote, you must confirm that you are not a controlling shareholder and do not have a personal interest in the approval of the Proposal. If you do not confirm that you do not have a personal interest in Proposal 3, your proxy will not be voted on the Proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 3.

PROPOSAL 4

RATIFICATION AND APPROVAL OF AN AMENDMENT TO THE TERMS OF COMPENSATION OF DR. HILLEL
GALITZER, OUR CHIEF OPERATING OFFICER

Background

Dr. Hillel Galitzer has served as our Chief Operating Officer since February 2014, and prior to that served as our Director of Scientific Development from July 2012. Dr. Galitzer has more than ten years of experience in medical research and molecular biology. Between August 2010 and February 2014, Dr. Galitzer was an analyst and the chief operating officer for Hadasit Bio Holdings Ltd., a publicly traded company on the Tel Aviv Stock Exchange (TASE: HDST) and OTC markets. He has more than 10 years of experience in medical research and molecular biology. He is the co-founder and former chief operating officer of Optivasive Inc. He has written numerous publications in peer-reviewed journals and has lectured and presented in international conferences and universities. Dr. Galitzer received his Ph.D. from the Hebrew University Medical School in Jerusalem, where he was mentored by two world renowned researchers in the areas of parathyroid hormone and calcium regulation, his M.B.A. from Bar Ilan University in Israel and his B.Med.Sc. from the Hebrew University Medical School in Jerusalem.

Pursuant to the Companies Law, any transaction between us and an office holder that is not the chief executive officer of the company and does not serve as a director, relating to his or her compensation must generally be consistent with the compensation policy and must be approved by the compensation committee and the board of directors. If such transaction is not consistent with our compensation policy, then it must also be approved by special majority of our shareholders.

In appreciation of Dr. Galitzer’s significant contribution to our Company as Chief Operating Officer in 2021, on April 6, 2021, and on April 21, 2021, our Compensation Committee and the Board, respectively, have determined to amend the terms of compensation of Dr. Galitzer, effective as of January 1, 2021, as follows:

(ii)	Base Salary. Dr. Galitzer will be entitled to an annual gross base salary of $246,547 in accordance with the Company’s regular payroll practice in effect from time to time.

(ii)
Options. Dr. Galitzer will be entitled to receive a one-time grant of options to purchase 125,000 ordinary shares par value 0.0000769 NIS each, of the Company, as of April 21, 2021, with an exercise price of $3.15, under the 2018 Plan, and subject to the requirements of applicable laws and regulations. The options will vest over four (4) years, with 25% of the options vesting at the end of the first anniversary of the grant date, and thereafter the remaining 75% of the options shall vest in equal quarterly increments over the following three (3) years, so long as his engagement with the Company is still in effect.

Our Compensation Committee and Board believe that it is in the best interest of our shareholders and the Company to ratify and approve the amendment to the terms of compensation of Dr. Galitzer, our Chief Operating Officer. We are now seeking shareholder approval, as required under the Companies Law, by a special majority, to the amendment of the terms of compensation of Dr. Galitzer, as described herein.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the amendment to the terms of compensation of Dr. Hillel Galitzer, our Chief Operating Officer, as described in Proposal 4 of the Company’s Proxy Statement for the Company’s 2021 Annual General Meeting of Shareholders, be, and it hereby is, ratified and approved.”

Required Majority

Proposal 4 requires the approval of: (1) the majority of the voting power present, in person or by proxy, and voting at the Meeting or at any postponement or adjournment thereof, and (2) a special majority of the shareholders which requires that either: (i) Proposal 4 is approved by a majority of the ordinary shares participating and voted on such Proposal by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of Proposal 4, excluding abstentions; or (ii) the total number of shares held by such non-controlling, disinterested shareholders (as described herein in sub-section (i)) voted against Proposal 4 does not exceed two percent (2%) of the aggregate voting rights in the Company. For further information on the definition of “controlling shareholder” and “personal interest,” see below “—Vote Required for Approval of Each of the Proposals.”

As part of the special majority vote, you must confirm that you are not a controlling shareholder and do not have a personal interest in the approval of the Proposal. If you do not confirm that you do not have a personal interest in Proposal 4, your proxy will not be voted on the Proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 4.

PROPOSAL 5

RATIFICATION AND APPROVAL OF THE AMENDED TERMS OF COMPENSATION OF MS. DANA
YAACOV-GARBELI, OUR ISRAEL-BASED CHIEF FINANCIAL OFFICER

Background

Mrs. Dana Yaacov-Garbeli was appointed as our Israel-based Chief Financial Officer, or Israel CFO in June 2019. Mrs. Yaacov-Garbeli is currently a partner at A2Z Finance Ltd, where she serves as an outsourced CFO to both private and publicly traded companies and provides additional consulting and accounting services. Mrs. Yaacov-Garbeli previously served at PricewaterhouseCoopers Israel, including a short secondment to PricewaterhouseCoopers New York as a Senior Manager on audits of both public and privately held multi-national companies based in Israel, US and Europe, mainly in the pharmaceutical and biotech sectors. Mrs. Yaacov-Garbeli holds a B.A in accounting and business management and an MBA in financial management from The College of Management and Academic studies. Mrs. Yaacov-Garbeli is a Certified Public Accountant in Israel.

Pursuant to the Companies Law, any transaction between us and an office holder that is not the chief executive officer of the company and does not serve as a director, relating to his or her compensation must generally be consistent with the compensation policy and must be approved by the compensation committee and the board of directors. If such transaction is not consistent with our compensation policy, then it must also be approved by special majority of our shareholders.

In appreciation for Ms. Yaacov-Garbeli’s contribution to our Company, on April 6, 2021, and on April 21, 2021, our Compensation Committee and the Board, respectively, have determined to amend the terms of compensation of Ms. Yaacov-Garbeli as our Israel CFO. In approving and in making their recommendation to approve the amended terms of compensation of Ms. Yaacov-Garbeli as set forth below, the Compensation Committee and the Board considered, among other factors, Ms. Yaacov-Garbeli’s contribution to the Company in 2020 in leading the Company’s accounting functions as well as her credentials and capabilities, the compensation terms of similarly-situated Israel-based chief financial officers and our expectation of her continued contribution.

The principal terms of compensation of Ms. Yaacov-Garbeli, as the Israel CFO of the Company, as amended effective January 1, 2021, are as follows:

(iii)
Base Salary. Effective as of January 1, 2021, Ms. Yaacov-Garbeli will be entitled to a monthly fee of $16,100 plus VAT, for each month of services. Ms. Yaccov-Garbeli services to the Company are provided on a part time basis (2.5 full days a week).

(iv)
Options. Ms. Yaacov-Garbeli will be entitled to receive a one-time grant of options to purchase 120,000 ordinary shares par value 0.0000769 NIS each, of the Company, as of April 21, 2021, with an exercise price of $3.15, under the 2018 Plan, and subject to the requirements of applicable laws and regulations. The options will vest over four (4) years, with 25% of the options vesting at the end of the first anniversary of the grant date, and thereafter the remaining 75% of the options shall vest in equal quarterly increments over the following three (3) years, so long as her engagement with the Company is still in effect.

Our Compensation Committee and Board believe that it is in the best interest of our shareholders and the Company to approve the amended terms of compensation of Ms. Yaacov-Garbeli, as our Israel CFO.

Proposed Resolution

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, that the amended terms of compensation of Ms. Dana Yaacov-Garbeli, our Israel-based Chief Financial Officer, as described in Proposal 5 of our Proxy Statement for our 2021 Annual General Meeting of Shareholders, be, and it hereby is, ratified and approved.”

Required Majority

Proposal 5 requires the approval of: (1) the majority of the voting power present, in person or by proxy, and voting at the Meeting or at any postponement or adjournment thereof, and (2) a special majority of the shareholders which requires that either: (i) Proposal 5 is approved by a majority of the ordinary shares participating and voted on such Proposal by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of Proposal 5, excluding abstentions; or (ii) the total number of shares held by such non-controlling, disinterested shareholders (as described herein in sub-section (i)) voted against Proposal 5 does not exceed two percent (2%) of the aggregate voting rights in the Company. For further information on the definition of “controlling shareholder” and “personal interest,” see below “—Vote Required for Approval of Each of the Proposals.”

As part of the special majority vote, you must confirm that you are not a controlling shareholder and do not have a personal interest in the approval of the Proposal. If you do not confirm that you do not have a personal interest in Proposal 5, your proxy will not be voted on the Proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 5.

PROPOSAL 6

RATIFICATION AND APPROVAL OF THE TERMS OF COMPENSATION OF MR. RAMESH RATAN, OUR US CHIEF
FINANCIAL OFFICER

Background

Mr. Ramesh Ratan was appointed as our US-based Chief Financial Officer or US CFO in April 2021. Mr. Ratan has 40 years of experience at biomedical, tech, and Fortune 500 companies in senior, executive, vice president, and C-level positions. From April 2015 and until June 2019 Mr. Ratan was CFO, Head of Manufacturing, and Corporate Secretary at AOBiome. He served as CFO at Xcellerex, Enanta Pharmaceuticals, Repligen, and held positions at Bristol-Myers Squibb, American Superconductor, and Equinox Solutions. As CFO, he raised over $300 million and negotiated numerous value enhancing strategic alliances and corporate transactions. In operations and manufacturing roles, Mr. Ratan was instrumental in implementing GMP, scaling up, and improving efficiencies. Mr. Ratan holds a degree in Electrical Engineering (BS) from Madhav Engineering College, Gwalior India.

Pursuant to the Companies Law, any transaction between us and an office holder that is not the chief executive officer of the company and does not serve as a director, relating to his or her compensation must generally be consistent with the compensation policy and must be approved by the compensation committee and the board of directors. If such transaction is not consistent with our compensation policy, then it must also be approved by special majority of our shareholders.

In appreciation for Mr. Ratan’s contribution to our Company, on April 4, 2021, and on April 7, 2021, our Compensation Committee and the Board, respectively, have determined to approve the terms of compensation of Mr. Ratan as our US CFO. In approving and in making their recommendation to approve the terms of compensation of Mr. Ratan as set forth below, the Compensation Committee and the Board considered, among other factors, Ms. Ratan’s credentials and capabilities, the compensation terms of similarly-situated US-based chief financial officers and our expectation of his contribution.

Our Compensation Committee and Board believe that it is in the best interest of our shareholders and the Company to approve the terms of compensation of Mr. Ratan, as our U.S.-based CFO. The principal terms of compensation of Mr. Ratan as the U.S.-based CFO of the Company, with effect as of April 15, 2021, subject to shareholder approval, are as follows:

Consulting Agreement with Mr. Ramesh Ratan, or Mr. Ratan, dated April 15, 2021, or the Agreement, for the provision of certain U.S financing activities and support finance team services, including CFO services, to be rendered by Mr. Ratan. The Agreement is for an unlimited term, subject to termination for “cause” with no prior written notice, or termination without cause upon a thirty (30) days’ prior written notice. “Cause,” including (i) a breach of the terms of the Agreement which is not cured within thirty days of written notice of such default, or (ii) the commission of any act of fraud, embezzlement or deliberate disregard of a rule or policy of the Company.

Pursuant to the Agreement, Mr. Ratan is entitled to a fee of $300 per hour for the provision of CFO services by Mr. Ratan. The Company anticipates Mr. Ratan to provide approximately 80 hours per month of services. Additionally, pursuant to the Agreement, Mr. Ratan is entitled to reimbursement for reasonable out-of-pocket business expenses, provided said expenses have been approved by the Company in advance and in writing, all subject to any Company policies as may be in force from time to time and against the provision of proper receipts.

The terms of compensation for the provision of CFO services by Mr. Ratan, also include a grant of options. On April 4, 2021 and April 7, 2021, our Compensation Committee and the Board, respectively, have approved, and recommended that our shareholders approve, as part of the terms of compensation for the provision of CFO services by Mr. Ratan, the grant to Mr.Ratan of options to purchase 150,000 ordinary shares of the Company, par value 0.0000769 NIS each, or ordinary shares, with an exercise price of $3.61. The options will vest over four (4) years, with 25% of the options vesting at the end of the first anniversary of the grant date, and thereafter the remaining 75% of the options shall vest in equal quarterly increments over the following three (3) years, so long as his engagement with the Company is still in effect. The options have been granted under the Company’s 2018 Equity Incentive Plan, and are subject to the terms thereto.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the terms of compensation of Mr. Ramesh Ratan, our U.S. based Chief Financial Officer, as described in Proposal 6 of our Proxy Statement for our 2021 Annual Meeting of Shareholders, for a period commencing as of April 15, 2021 and onward, be, and hereby are, ratified and approved.”

Required Majority

Proposal 6 requires the approval of: (1) the majority of the voting power present, in person or by proxy, and voting at the Meeting or at any postponement or adjournment thereof, and (2) a special majority of the shareholders which requires that either: (i) Proposal 6 is approved by a majority of the ordinary shares participating and voted on such Proposal by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of Proposal 6, excluding abstentions; or (ii) the total number of shares held by such non-controlling, disinterested shareholders (as described herein in sub-section (i)) voted against Proposal 6 does not exceed two percent (2%) of the aggregate voting rights in the Company. For further information on the definition of “controlling shareholder” and “personal interest,” see below “–Vote Required for Approval of Each of the Proposals.”

As part of the special majority vote, you must confirm that you are not a controlling shareholder and do not have a personal interest in the approval of the Proposal. If you do not confirm that you do not have a personal interest in Proposal 6, your proxy will not be voted on the Proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 6

PROPOSAL 7

RATIFICATION AND APPROVAL OF A ONE-TIME GRANT OF COMPENSATION TO MR. RON MAYRON, OUR DIRECTOR

Background

Mr. Ron Mayron has served as a member of our board of directors since April 2021 and is a global healthcare specialist who serves on the boards of numerous public and privately held pharma and medical device companies in Israel, including DNA BioMedical Solutions, Innocan Pharma, and IceCure Medical. His prior executive experience includes several leadership positions culminating in CEO of Teva Israel & Africa since 2019 until 2013 and CEO of S.L.E since 1999 and until 2007. His expertise within healthcare includes M&A, integration and implementation, global business development, global operations, and supply chain management. He earned a B.Sc. from Ben-Gurion University, an MBA from the University of Tel Aviv, and attended several programs at Insead University Fontainebleu, France and the Massachusetts Institute of Technology, Boston. In 2019, the compensation committee retained the services of a compensation consultant, Brightman Almagor Zohar & co. (Deloitte) to conduct a comparative survey of the compensation of chief executive officers. The 2019 comparative survey examined the publicly-reported cash and equity compensation range in 9 comparable U.S., and 6 comparable Israeli pharmaceutical and biotechnology companies.

In recognition of Mr. Mayron’s significant contribution to our Company as a director since his appointment: (a) on April 6, 2021 and on April 7, 2021 our Compensation Committee and our Board, respectively, have determined to grant Mr. Mayron an equity incentive award, as follows:

(i)
Options. As of April 20, 2021, a one-time grant of options to purchase 33,368 ordinary shares par value NIS 0.0000769 each, of the Company, under the 2018 Plan, and subject to the requirements of applicable laws and regulations. The options will have an exercise price of $3.61, and will vest over three (3) years, in substantially 12 equal quarterly installments, so long as his engagement with the Company is still in effect.

Our Compensation Committee and Board believe that it is in the best interest of our shareholders and the Company to ratify and approve the one-time grant of compensation to Mr. Mayron, and, subject to approval of Proposal 2(b), our director. We are now seeking shareholder approval, as required under the Companies Law, by a special majority, of the one-time grant of compensation of Mr. Mayron, as described herein.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the one-time grant of compensation to Mr. Ron Mayron, as described in Proposal 7 of the Company’s Proxy Statement for the Company’s 2021 Annual General Meeting of Shareholders, be, and hereby is, ratified and approved.”

Required Majority

Proposal 7 requires the approval of: (1) the majority of the voting power present, in person or by proxy, and voting at the Meeting or at any postponement or adjournment thereof, and (2) a special majority of the shareholders which requires that either: (i)  Proposal 7 is approved by a majority of the ordinary shares participating and voted on such Proposal by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of Proposal 7, excluding abstentions; or (ii) the total number of shares held by such non-controlling, disinterested shareholders (as described herein in sub-section (i)) voted against Proposal 7 does not exceed two percent (2%) of the aggregate voting rights in the Company. For further information on the definition of “controlling shareholder” and “personal interest,” see below “—Vote Required for Approval of Each of the Proposals.”

As part of the special majority vote, you must confirm that you are not a controlling shareholder and do not have a personal interest in the approval of the Proposal. If you do not confirm that you do not have a personal interest in Proposal 7, your proxy will not be voted on the Proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 7.

PROPOSAL 8

APPROVAL OF THE COMPANY'S AMENDED COMPENSATION POLICY

Background

The Israeli Companies Law, requires Israeli companies whose shares are publicly listed, such as the Company, to maintain a compensation policy regarding the terms of office and employment of its directors, executive officers (including the CEO), and any other manager who reports to the CEO. The compensation policy is required to be approved (i) by the Board upon recommendation of the Compensation Committee and (ii) by the Company’s shareholders, at least once every three years.

The compensation policy must generally serve as the basis for decisions concerning the financial terms of employment or engagement of office holders (i.e., directors, CEO and other executive officers), including exculpation, insurance, indemnification and any monetary payment and obligation of payment in respect of employment or engagement. The compensation policy must be based on certain considerations, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders considering, inter alia, the company’s risk management policy. It must also consider, among other things, the size and the nature of its operations, and in respect of variable compensation, the contribution of an office holder towards the company’s achievement of its objectives and the maximization of its profits, with a long-term view and in accordance with the office holder's position.

The compensation policy must furthermore relate to additional matters, as follows: (a) the education, skills, expertise and accomplishments of the relevant office holder; (b) the office holder’s position and responsibilities and prior compensation agreements with him or her; (c) the ratio between the cost of the office holder's terms of office and employment and the average cost of employment of other employees of the company, including those employed through manpower companies, and specifically, their average and median compensation, and the impact of disparities in salary (cost of terms/employment) upon work relationships in the company; (e) as to variable components, the possibility of reducing variable compensation at the discretion of the Board and the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and (g) as to severance compensation, the period of service of the office holder, the terms of his or her office during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following matters: (a) as to variable components, (i) basing variable components of the Board members and CEO's compensation on long-term performance and measurable criteria (with the exception that a non-material portion of such variable components or all such components, if equal no more than 3 monthly salaries per year for the CEO, may be based on non-measurable criteria, taking into consideration the contribution of the office holder to the company); (ii) the ratio between variable and fixed compensation, and the cap for the value of variable compensation, as to non-cash variable equity-based compensation, cap for their value at time of their grant; (b) the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements; (c) the minimum holding or vesting period for variable, equity-based compensation, including bonuses; and (d) maximum limits for severance.

Our Compensation Policy

On August 23, 2021 after review and recommendation of the Compensation Committee, the Board approved Entera Bio Ltd. Directors and Officers Compensation Policy in the form attached hereto as Exhibit A to this proxy statement (the “Compensation Policy”). We are now seeking shareholders approval of the Compensation Policy for the next three-year term, as required under the Israeli Companies Law.

Objectives

Our Compensation Policy is intended to align our objectives and work plans with appropriate goals and objectives of our officers and directors, and to ensure that the overall financial and strategic objectives of the Company and its shareholders are met. We recognize that strong and effective leadership is fundamental to our continued growth and success. Therefore, our Compensation Policy recognizes as a primary objective the need to attract, retain, reward and motivate highly talented officers and directors in competitive labor markets.

Officer compensation

With regard to our executive officers, or “Officers,” our Compensation Policy is designed to provide a mix of compensation to pay Officers for individual and company performance as well as align their interests with the interests of shareholders. The Compensation Policy is also designed to provide flexibility in design. It must also take into consideration the fact that the appropriate mix of compensation may vary from period to period and from Officer to Officer. To achieve this philosophy, our Compensation Policy generally includes: (i) short-term incentives such as an annual base salary, benefits and perquisites, (ii) short to medium-term incentives such as annual bonus based on target and above-target performance, and (iii) medium to long-term incentives such as equity-based compensation, termination and retirement benefits.

Base salary

Base salary for officers is a fixed compensation element which provides compensation to an Officer for performance of his or her standard duties and responsibilities that reflects the Officer’s education, skills, qualifications, expertise, professional experience and accomplishments, as well as the position, areas and scope of responsibilities of such Officer and his or her prior compensation agreements. Adjustments to base salary are periodically reviewed by the Compensation Committee and the Board.

Bonuses

Monetary bonuses are generally paid annually, and are designed to reward officers based on the performance of the Company and their individual results. The target bonus amount and the performance measures and targets for each Officer are provided and calculated in an annual bonus plan, to the extent it is determined and approved by the Company's Compensation Committee and Board, at the beginning of each calendar year for which the bonus is paid. However, the CEO has the power to determine the annual bonus's performance measures and targets for any of the other Officers.

The performance measures and targets for receiving the annual bonus are intended to be measurable and quantifiable and may include (but are not limited to) (i) objectives such as capital investment, cash balance relative to equity, obtaining approval from the authorities in the target markets; and (ii) key performance indicators, determined for each Officer separately, according to the Officer's position. The annual bonus also includes a non-measurable component of up to 20% of the Officer’s annual bonus, which is based on the evaluation of the each Officer's, according to qualitative measures provided in the annual bonus plan.

In addition to the annual bonus, the Compensation Committee and the Board may elect to pay each Officer a special bonus, based on non-measurable criteria, in recognition of a significant achievement or for completion of an assignment, such as completion of a major transaction or achieving a major milestone with material effect over the Company's business. Our Compensation Policy provides for a maximum cap for bonus payments made to our Officers. The maximum bonus cap for each of our Officers is 6 times the monthly base salary and with respect to the CEO, up to 3 times the monthly base salary, determined by non-measurable criteria.

Equity-based compensation

Our Compensation Policy also includes an equity incentive component designed, inter alia, to retain Officers, align Officers and shareholders’ interests and incentivize Officers to attain high level of business achievements without taking unreasonable risk, under which the Company may grant Officers options to purchase shares, share appreciation rights, restricted shares, restricted share units, performance awards or other share-based awards (collectively referred to as “equity awards”). The equity awards are determined individually and awarded from time to time, inter alia, according to each Officer’s (a) contribution to the Company's performance; (b) ability to influence the Company's future and performance; (c) the desired mix of compensation components and the mix of equity awards; (d) the Officer's skills, qualifications, experience, roles and personal responsibilities; and (e) the desired competitive levels and dilution or pool limits.

The Compensation Policy caps the annual value of the equity awards to be granted to each Officer, measured at grant date, at 18 monthly base salaries of each Officer. The equity awards vesting period shall not be less than one year. Options shall expire up to 10 years from the grant date. For option grants and share appreciation rights, the exercise price shall be no less than the fair market value of the underlying ordinary shares on the date of grant, and subject to applicable law.

The Compensation Policy provides that officers and directors (to the extent granted equity awards) may be prohibited from hedging their equity awards and any other Company securities held by them. The no-hedging policy applies to each director and each Officer until one year following their termination of employment. The Compensation Policy further provides that officers and directors are subject to certain restrictions on pledging or using their equity awards and any other Company securities held by them (whether they are subject to transfer restrictions or not) as collateral for loans, as the Company's Compensation Committee and Board shall determine.

Benefits and perquisites

Under the Compensation Policy, our Officers are further entitled to certain fringe benefits that we believe are commonly provided to similarly-situated executives in the market in which we compete for talent and therefore are important to our ability to attract and retain top-level executive management. This includes vacation days, paid sick leave, as well as additional benefits such as, but not limited to, health insurance, a company car and cell phone, company-provided health insurance and meals.

For Officers residing in Israel, these benefits may also include contributions to a pension fund, provident fund or insurance policy in accordance with Israeli law, contributions to an education fund of 7.5% of the Officer’s monthly salary and recuperation pay as required under applicable law. An ‘education fund’ is a medium-term savings scheme that takes advantage of a unique tax break granted under Israeli law, whereby a company’s contributions to such fund (which, despite its misleading name, may be used by the employee for any purpose), as well as all capital gains accrued on such contributions, are free of tax if (a) the company contributes an amount equal to 7.5% of the employee’s salary to such fund, up to a certain limit, and the employee further contributes 2.5% of his salary at his expense, and (b) the fund remains undrawn for a period of at least 6 years from the time of the first contribution. While some of these contributions and benefits are not mandatory under Israeli law, the nature and amount of the benefits provided to our Israeli officers are customary and prevalent in the Israeli high-tech and bio-pharma market, especially among executives. Non-Israeli Officers may receive similar, comparable or customary benefits as applicable in the jurisdiction in which they are employed.

Termination

Our Officers are further entitled to certain termination payments and benefits. Officers are entitled to an advance notice period, severance payments and retirement and termination awards. The retirement and termination awards are subject to the Compensation Committee and the Board's approval, and may be provided only if: (a) certain change of control related cases; (b) the Officer has made a special contribution to the advancement of the Company’s business during his employment period as shall be determined by the Compensation Committee; and (d) in respect of Officers other than the CEO, the CEO has recommended granting a retirement bonus.

Director compensation

The Compensation Policy provides that non-employee and non-executive directors’ compensation packages shall be determined pursuant to the provisions of the Companies Law in accordance with the Company's objective to attract and retain talented directors with excellent educational background, qualifications, skills, expertise, professional experience and achievements, by providing a fair and competitive compensation program. Such non-employee and non-executive Directors’ may be eligible to receive an annual Board membership fee, annual Committee membership fee and equity based compensation. Notwithstanding, non-employee and non-executive Directors shall also be entitled to insurance, indemnification and release arrangements. The chair of the Board and the chair of the Board committees may also receive additional annual cash payments for their extra service in such capacities, subject to the provisions of applicable law.

In May 2021, we elected to be governed by an exemption under the Israeli Companies Law regulations that exempts us from appointing external directors and from complying with the Israeli Companies Law requirements related to the composition of the audit committee and compensation committee of our Board. Our eligibility for that exemption is conditioned upon: (i) the continued listing of our Ordinary Shares on the Nasdaq Capital Market (or one of a few select other non-Israeli stock exchanges); (ii) there not being a controlling shareholder of our company under the Israeli Companies Law; and (iii) our compliance with the Nasdaq Listing Rules requirements as to the composition of (a) our Board of Directors-which requires that we maintain a majority of independent directors (as defined under the Nasdaq Listing Rules) on our Board of Directors (subject to applicable cure periods under the Nasdaq Listing Rules) and (b) the audit and compensation committees of our Board of Directors, which rules require that such committees consist solely of independent directors (at least three and two members, respectively). At the time that it was determined to exempt our company from the external director requirement, our board affirmatively determined that we meet the conditions for exemption from the external director requirement.

As a result of our election to be exempt from the external director requirement under the Companies Law, none of our directors are categorized as external directors and as such the applicable requirements and restrictions relating to external directors (including certain compensation related provisions) is no longer applicable.

Clawback

The compensation packages to officers and directors are also subject to claw-back provisions allowing for the recovery of any payment made to an officer or director, if the payment was based on incorrect financial statements which were later corrected or restated. The officer or director will be required to repay to the Company the balance between the original payment and any payment due to the officer or director based on the restatement.

Separate Approvals

Arrangements outside of the Compensation Policy

Pursuant to the Israeli Companies Law, our arrangements with our Officers must generally be consistent with the Compensation Policy, as described above. However, under certain circumstances, we may approve an arrangement that is not consistent with the Compensation Policy, if the arrangement is approved by a majority of our shareholders, provided that (a) the majority includes a majority of the votes cast by shareholders who are present and voting (disregarding abstentions) who (i) are not controlling shareholders and (ii) do not have a personal interest in the matter, or (b) the votes cast against the arrangement by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted constitute two percent (2%) or less of the voting power of the Company.

Separate CEO and director approval

Pursuant to regulations promulgated under the Israeli Companies Law, shareholder approval is not required with respect to terms of employment granted to a director or the CEO for the period following his or her appointment until the proximate annual general meeting of shareholders, provided these terms are (a) approved by the Compensation Committee and the Board, (b) consistent with the Compensation Policy, and (c) on similar or less favorable terms than those of the person’s predecessor.

In addition, under certain circumstances, shareholder approval is not required with respect to the terms of employment of a candidate for CEO if the Compensation Committee determines that the engagement will be frustrated if the approval is pursued, provided that the terms are consistent with the Compensation Policy.

Under certain circumstances, if the terms of employment of the CEO are not approved by the shareholders, where such approval is required, the Compensation Committee and the Board may nonetheless approve such terms. In addition, non-material updates of the terms of employment of office holders (other than the CEO) who are not directors may be approved by the CEO and the approval of the Compensation Committee is not required. Non-material updates of the terms of employment of the CEO may be approved by Compensation Committee (and shall not require the approval of the Board and/or the shareholders) provided that such updates are consistent with the Compensation Policy.

Proposed Resolution

We are proposing that our shareholders adopt the following resolutions at the Meeting:

 “RESOLVED, to approve the Compensation Policy of the Company with regard to the compensation of the Company’s directors and executive officers in the form attached hereto as Exhibit A.”

Required Majority

Approval of Proposal 8 requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

In addition, Proposal 8 is also subject to the approval of a special majority of the shareholders which requires that either: (i) the Proposal is approved by a majority of the shares voted on such Proposal by shareholders who are not controlling shareholders, under Israeli Companies Law, and who do not have a personal interest in the Proposal, excluding abstentions; or (ii) the total number of shares held by such shareholders described above, who voted against the Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company. For further information on the definition of “controlling shareholder” and “personal interest,” see below “—Vote Required for Approval of Each of the Proposals.”

As part of the special majority vote, you must confirm that you are not a controlling shareholder and do not have a personal interest in the approval of the Proposal. If you do not confirm that you do not have personal interest in the Proposal, your proxy will not be voted on this Proposal 8.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 8.

PROPOSAL 9

APPROVAL OF THE AMENDED TERMS OF COMPENSATION OF THE COMPANY’S NON-EXECUTIVE DIRECTORS

Pursuant to the Companies Law, any transaction between the Company and a director relating to his or her compensation as a director or other position with the Company must generally be consistent with the compensation policy and must be approved by the compensation committee and the board of directors. If such transaction is not consistent with the compensation policy of the company, then it must also be approved by the company’s shareholders by a special majority, under the Israeli Companies Law.

As a result of our election to be exempt from the external director requirement under the Companies Law, none of our directors are categorized as external directors and as such the applicable requirements and restrictions relating to external directors (including certain compensation related provisions) is no longer applicable. For additional information regarding the exemption from the external director requirement under the Companies Law, see “Proposal 8— Approval of the Amended Compensation Plan.”

On August 10, 2021 and on August 23, 2021, our Compensation Committee and the Board, respectively, have determined to pay each of our non-executive directors compensation based off a comparative compensation study for companies with equity similar to ours, all in accordance and subject to the Companies Law. On August 23, 2021, our Board determined to grant each of our non-executive directors options, subject to shareholder approval, in the amount and terms described below under “—Equity-based compensation.”

On August 23, 2021, our Board, following the approval of the Compensation Committee, has approved, and recommends that shareholders approve, an amended compensation to be granted to each of our non-executive directors (whether currently in office or appointed in the future, without the need for further action or approval, with effect on and from the date of approval by our shareholders. This proposed remuneration structure is designed to better align directors’ interests with those of us and our shareholders over the long-term and provide a competitive compensation package for our directors, including through the provision of a significant amount of their compensation through equity-based awards.

(i)
Board membership fee. As of October 4, 2021, each non-executive director will be entitled to receive an annual participation fee equal to US $40,000 except that, the Chairman of the Board will be entitled to receive annual participation fees equal to US $ 60,000. In the event that a non-executive director or the chairman serves as a member of the Board during only part of a year, a pro rata portion of the annual fee shall be paid. The annual Board membership fee is paid on a quarterly basis.

(ii)
Committee Participation fees. As of October 4, 2021, non-executive directors will be entitled to receive annual participation fees for service on each Board committees ($8,000 for service on the audit committee, $5,000 for the compensation committee or any other committee, including ad-hoc committees) provided that the chairman of each committee will be entitled to receive annual participation fees for serving as chairman on each committee ($15,000 for providing services as chairman on the audit committee, $10,000 for providing services as chairman on the compensation committee or any other committee, including ad-hoc committees). All participation fees are paid on a quarterly basis. In the event that a non-executive director serves as a member in any of the foregoing compositions during only part of a year, a pro rata portion of the annual fee shall be paid.

(iii)
Annual Equity-based Compensation Grant. Each non-executive director as of January 1, 2022 and every subsequent year thereafter, will be entitled to receive an annual grant of options to purchase ordinary shares of the Company, par value NIS 0.0000769 each, in such amount, reflecting the Fair Market Value (as defined in the 2018 Plan) of US $65,000, at such time. The options will vest over the course of one year in four quarterly installments, with respect of each non-executive director, so long as such non-executive director's engagement with the Company is still in effect. The options shall be granted under the Company’s 2018 Plan, as amended from time to time, and are subject to the terms thereto.

 In addition, with respect to each non-executive director then in office as of January 1, 2022 shall be entitled to receive:

(iv)
One time Equity Based Compensation Grant. Each non-executive director of the Company, as of January 1, 2021, will be entitled to receive a one-time grant of options to purchase ordinary shares of the Company, par value NIS 0.0000769 each, reflecting the Fair Market Value (as defined in the 2018 Plan) of US $195,000, at such time. The options will vest over the course of three years, commencing as of January 1, 2021 in twelve quarterly installments, with respect of each non-executive director, so long as such non-executive director's engagement with the Company is still in effect. The options shall be granted under the Company’s 2018 Plan, as amended from time to time, and are subject to the terms thereto.

VAT, if applicable, will be added to all compensation components mentioned in this Proposal 9.

Proposed Resolution

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, that the amended terms of compensation of the Company’s non-executive directors, as described in Proposal 9 of the Company’s Proxy Statement for the Company’s 2021 annual general meeting of shareholders, be, and it hereby is, approved.”

Required Majority

Proposal 9 requires the approval of (1) the majority of the voting power present and voting at the Meeting or at any adjournment thereof and (2) a special majority of the shareholders which requires that either: (i) Proposal 9 is approved by a majority of the shares voted on such Proposal by shareholders who are not controlling shareholders and who do not have a personal interest in the Proposal, excluding abstentions; or (ii) the total number of shares held by such shareholders described above, who voted against Proposal 9 does not exceed two percent (2%) of the aggregate voting rights in the Company. For further information on the definition of “controlling shareholder” and “personal interest,” see below “—Vote Required for Approval of Each of the Proposals.”

As part of the special majority vote, you must confirm that you are not a controlling shareholder and do not have a personal interest in the approval of the Proposal. If you do not confirm that you do not have a personal interest in Proposal 9, your proxy will not be voted on the Proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 9.

PROPOSAL 10

RATIFICATION AND APPROVAL OF THE PURCHASE OF A PROFESSIONAL
LIABILITY INSURANCE POLICY FOR OUR CURRENT AND FUTURE DIRECTORS AND OFFICERS

Background

Pursuant to the Companies Law, any transaction between the Company and an office holder relating to his or her compensation as an office holder with the Company must generally be consistent with the compensation policy and must be approved by the Compensation Committee and the board of directors. If such transaction is not consistent with the compensation policy of the company, then it must also be approved by special majority of our shareholders.

In accordance with the provisions of the Companies Law and our Articles, we are entitled to insure each of our directors and officers against liabilities imposed on them in connection with their service or employment as our directors and officers, as provided, and subject to restrictions provided, under the Companies Law and our Articles.

Subject to the approval of our shareholders of our Compensation Policy as described herein, our directors and officers shall be covered by directors’ and officers’ liability insurance, as acquired by us, from time to time, in accordance with the provisions of applicable law. Such liability insurance shall not require the approval of our shareholders if: (i) the liability coverage does not exceed $25 million (for each claim and in the aggregate), the aggregate annual premium does not exceed $320,000, the "side A" directors and officers liability coverage does not exceed $10,000,000 (for each claim and in the aggregate), and its aggregate annual premium does not exceed $130,000 and deductible at the amount of $500,000; and (ii) the policy is on market terms and does not have a material impact on the profitability of the Company, its assets or liabilities.

 In January 23, 2021, the Company purchased a professional liability insurance policy for its directors and officers, who are appointed from time to time, or the Insurance Policy, covering our directors and officers for $12.5 million per annum, for an aggregate annual premium of $1,000,000. On January 18, 2021, our Compensation Committee and on January 19, 2021, the Board approved our purchase of the Insurance Policy. As the terms of the Insurance Policy are not in line with the framework included in our Compensation Policy, the approval of our shareholders is required.

Proposed Resolution

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, that the purchase of a professional liability insurance policy for our current and future directors and officers as described in Proposal 10 of our Proxy Statement for our 2021 Annual General Meeting of Shareholders, be, and it hereby is, ratified and approved.”

Required Majority

Proposal 10 requires the approval of: (1) the majority of the voting power present, in person or by proxy, and voting at the Meeting or at any postponement or adjournment thereof, and (2) a special majority of the shareholders which requires that either: (i) Proposal 10 is approved by a majority of the ordinary shares participating and voted on such Proposal by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of Proposal 10, excluding abstentions; or (ii) the total number of shares held by such non-controlling, disinterested shareholders (as described herein, in sub-section (i)) voted against Proposal 10 does not exceed two percent (2%) of the aggregate voting rights in the Company. For further information on the definition of “controlling shareholder” and “personal interest,” see below “—Vote Required for Approval of Each of the Proposals.”

As part of the special majority vote, you must confirm that you are not a controlling shareholder and do not have a personal interest in the approval of the Proposal.  If you do not confirm that you do not have a personal interest in Proposal 10, your proxy will not be voted on the Proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 10.

Quorum and Voting Rights

On August 24, 2021, we had 28,757,747 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the Record Date, September 3, 2021 is entitled to one vote on all matters presented at the Meeting. Under our Articles, the Meeting will be properly convened if at least two (2) shareholders attend the Meeting in person or sign and return proxies, provided that they hold, in the aggregate, shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week to the same day, time and place, unless such day shall fall on a statutory holiday (either in Israel or in the United States), in which case the meeting will be adjourned to the first business day afterwards. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of Each of the Proposals

Approval of each Proposal requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof. This means that the numbers of shares voted “for” the proposal must exceed the numbers of shares voted “against” the proposal. Abstentions and broker non-votes are not considered votes cast for this purpose, and will have no effect on the vote.

In addition, under Israeli law, approval of each of Proposals 3 through 10 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present, in person or by proxy, and voting thereon: (a) approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the Proposal that are voted at the Meeting, excluding abstentions; or (b) the total number of shares held by non-controlling, disinterested shareholders (as described herein, in sub-section (a)) voted against the Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of Proposals 3 through 10, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activity (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder (a) if it holds or controls, by itself or together with others, fifty percent (50%) or more of any one of the “means of control” of the Company, or (b) if it holds or controls, by itself or together with others who also possess a personal interest in the approval of the transaction, twenty-five percent (25%) or more of the voting rights of the Company if no other shareholder holds or controls more than fifty percent (50%) of the voting rights of the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder, for purposes of Proposals 3 through 10, includes a personal interest of a shareholder in an action or a transaction of the Company, excluding any interest arising solely from holding the Company’s shares, but including the personal interest of the shareholder’s spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling or parent or the spouse of any of such persons, and the personal interest of any entity in which the shareholder or one of the aforementioned relatives of the shareholder serves as a director or chief executive officer owns five percent (5%) or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion over how to vote.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on the proposals; however, with respect to each of Proposals 3 through 10, the vote of such shareholders may not be counted towards the majority requirement described above and will not count towards the two percent (2%) threshold described in the second bullet point above.

Please Note: Under Israeli case law, a shareholder must positively inform the Company whether or not such shareholder has a personal interest in a proposal which is subject to approval by a majority vote of disinterested shareholders, as in the case of each of Proposals 3 through 10. Your failure to check the box on the proxy card indicating that you have no personal interest will therefore require the Company to assume that you have a personal interest in Proposals 3 through 10, as the case may be, and disqualify your vote on such Proposals 3 through 10 as the case may be.

We may not assume that a shareholder who signs and returns a proxy card without a specific indication as to the lack of personal interest of such shareholder has no personal interest with respect to Proposals 3 through 10. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on Proposals 3 through 10, you should not indicate in the appropriate box that there exists no personal interest on the enclosed proxy card. If you hold your shares in “street name” (meaning your shares are held through a bank, broker or other nominee) and you believe that you possess a personal interest in the approval of either proposal, you may also contact the representative managing your account, who could then contact our Israel-based CFO on your behalf.

How You Can Vote

You can vote your shares by (i) attending the Meeting; (ii) completing signing and returning a proxy card; or (iii) voting through the internet by going to www.voteproxy.com and following the on-screen instructions or scanning the QR code, located on the proxy card, with your smartphone. Please have your proxy card available when you access the webpage. Internet voting is available until 11:59 p.m. Eastern Standard Time on October 1, 2021. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, AST, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from our website at www.enterabio.com, under the tab “–Investors–SEC Filings,” and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our Israel-based CFO via email to dana@enterabio.com or via fax no. +972-2-532-7151. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. We will generally not be able to count a proxy card unless we receive it at our principal executive offices at Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel, not later than four (4) hours before the time fixed for the Meeting, that is, 1:00 p.m. (Israel time) on Monday, October 4, 2021.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet, if so indicated on their voting instruction form. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the Proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular Proposal, your shares will be voted in favor of the Proposal, in accordance with the recommendation of the Board, except with regard to Proposals 3 through 10. If you do not give specific instructions with respect to Proposals 3 through 10, your broker will not be permitted to cast a vote with respect to such Proposal (commonly referred to as a “broker non-vote”). In such circumstances, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant Proposal. Such shares have no impact on the outcome of the voting on such Proposal. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting and are not included in the Proposals set forth above under “Agenda Items.”

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on September 3, 2021. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on such date.

If your shares are registered directly in your name with our transfer agent, AST, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the CEO and Israel-based CFO of the Company (by completing, signing and returning the proxy card to our Israel-based CFO via email to dana@enterabio.com or via fax no. +972-2-532-7151 as described under the heading “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date received by the Company at least twenty-four (24) hours prior to the Meeting, or by voting in person at the Meeting.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about September 10, 2021. Certain officers, directors, employees or agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at our Company’s website, www.enterabio.com, under the tab “–Investors–SEC Filing.” The contents of our website are not a part of this proxy statement.

Shareholder Proposals

Under Israeli law, one or more shareholders holding 1% or more of the voting rights of Entera Bio Ltd. may request to include a proposal on the agenda of a shareholders meeting (including proposing the nomination of a candidate to Entera Bio Ltd.’s Board of Directors for consideration by Entera Bio Ltd’s corporate governance) by submitting such proposal in writing within ten days of publication of Entera Bio Ltd’s notice with respect to its general meeting of shareholders to Entera Bio Ltd. at its executive offices at Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel, Attn: Ms. Dana Yaacov-Garbeli, our Israel-based Chief Financial Officer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by (i) each person or entity known by us to own beneficially five percent (5%) or more of our outstanding ordinary shares (as of the date of such shareholder’s Schedule 13G filing for Entera Bio Ltd. with the SEC); (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group.

According to our transfer agent, as of August 24, 2021, there were 70 record holders of our ordinary shares, when more than 50% of our ordinary shares are beneficially own by U.S. holders. None of our shareholders has different voting rights from other shareholders.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership, generally, includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table and the related footnotes, unless described otherwise within the footnotes, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days as of August 24, 2021 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. The percentage of ordinary shares beneficially owned is based on 28,757,747 ordinary shares outstanding as of August 24, 2021. The beneficial ownership data provided below is based solely on information available to our Company and, in the case of major shareholders, has not been verified further. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Unless otherwise noted below, each shareholder’s address is c/o Entera Bio Ltd., Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel.

Name	Number and Percentage of Ordinary Shares
	Number	Percent
5% or Greater Shareholders (other than directors and executive officers)
D.N.A Biomedical Solutions Ltd.(1)	3,762,960	13.09%
RA Capital Management, L.P. (2)	2,353,000	8.18%
Gakasa Holdings LLC(3)	2,484,275	8.64%
Menachem Ehud Raphael(4)	1,390,997	4.84%

Executive Officers and Directors:
Yonatan Malca(5)	3,796,598	13.19%
Dr. Phillip Schwartz(6)	932,566	3.21%
Gerald Lieberman(7)	312,846	1.08%
Dr. Roger J. Garceau(8)	361,270	1.24%
Dr. Hillel Galitzer(9)	235,698	*
Dr. Arthur Santora(10)	38,443	*
Faith L. Charles(11)	33,638	*
Miranda J. Toledano(12)	33,638	*
Gerald M. Ostrov(13)	30,835	*
Sean Ellis(14)	25,229	*
Dana Yaacov-Garbeli(15)	13,125	*
Spiros Jamas	-	-
Ramesh Ratan	-	-
Ron Mayron	-	-
All Directors and Executive Officers as a Group (14 persons) (16)	2,050,926	6.83%

* Less than 1%
(1)	D.N.A’s holdings consisted of: 3,762,960 Ordinary Shares as reported. D.N.A’s address is at Shimon Hatarsi 43 St., Tel Aviv, Israel.
(2)
Based on the Schedule 13G filed by RA Capital Management, L.P.  with the SEC on June 30, 2021 regarding its holdings as of June 30, 2022. RA Capital Management, L.P.  address is 200 Berkeley Street, 18th Floor, Boston MA 02116 201

(3)
Based on the Schedule 13G/A filed by Gakasa Holdings LLC. with the SEC on June 11, 2021 regarding its holdings as of June 10, 2021. According to  Gakasa Holdings LLC., Knoll Capital Management, LLC has trading authority for Gakasa, and and Fred Knoll is the President of Knoll Capital Management, LLC therefore considered as beneficial owners. Gakasa Holdings LLC’s address is 201 S. Biscayne Blvd., Suite 800, Miami, Florida.

(4)
Based solely on the Schedule 13G filed by Menachem Ehud Raphael with the SEC on February 16, 2021 regarding its holdings as of December 31, 2020.. Menachem Raphael’s address is at 12 Ha’seora, Tel Aviv, Israel.

(5)
Mr. Yonatan Malca is the CEO and a director of D.N.A Biomedical. In addition, his holdings consists of 33,638 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of August 24, 2021.

(6)	Consists of (i) 597,410 Ordinary Shares and (ii) 335,156 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of August 24, 2021.
(7)	Consists of (i) 131,918 Ordinary Shares, (ii) 180,928 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of August 24, 2021.
(8)	Consists of (i) 4,940 Ordinary Shares (ii) 356,330 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of August 24, 2021.
(9)	Consists of (i) 36,010 Ordinary Shares and (ii) 199,688 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of August 24, 2021.
(10)	Consists of 38,443 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of August 24, 2021.
(11)	Consists of 33,638 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of August 24, 2021.
(12)	Consists of 33,638 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of August 24, 2021.
(13)	Consists of 30,835 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of August 24, 2021.
(14)	Consists of 25,229 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of August 24, 2021.
(15)	Consists of 13,125 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of August 24, 2021.
(16)	Consists of (i) 770,278 Ordinary Shares, (ii) options to acquire 1,280,648 Ordinary Shares, exercisable within 60 days of August 24, 2021.

INFORMATION REGARDING COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding the compensation awarded to, earned by, or paid to each of our five most highly compensated executive officers and directors during the 12 months ended December 31, 2020, please refer to Section 6.B. (“—Compensation— Compensation of Executive Officers and Directors”) of the Company’s Annual Report on Form 20-F, filed with the SEC on March 18, 2021 (File No. 001-38556).

ADDITIONAL INFORMATION

The Company’s final prospectus from its IPO, filed with the SEC on June 27, 2018, and the Company’s Annual Report for the year ended December 31, 2020, filed with the SEC on Form 20-F on March 18, 2021 are available for viewing and downloading on the SEC’s website at www.sec.gov, as well as under the tab “—Investors—SEC Filings” in the Company’s website at www.enterabio.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: Mr. Gerald Lieberman Chairman of the Board of Directors

Jerusalem, Israel
August 26, 2021

Exhibit A

ENTERA BIO LTD.
DIRECTORS AND OFFICERS COMPENSATION POLICY

1.	PURPOSE

This document is designed to determine, describe and detail the policy of Entera Bio Ltd. (the “Company”) with respect to the Terms of Office and Employment of the Company's Office Holders (as defined hereunder), its components and the manner in which they are determined, inter alia, in accordance with the provisions of the Israeli Companies Law, 5759-1999, or "Companies Law" (the “Compensation Policy” or “Policy”).

2.	DEFINITIONS

“Office Holders” - as such term is defined under the Companies Law, including members of the Company's board of directors, or the Company's general manager, chief executive officer (CEO), a deputy chief officer, chief financial officer, and any person holding such position in the Company, irrespective of his or her title, and also any manager who reports directly to the CEO of the Company (i.e., C-level officers).

“Officers” - the Company's general manager, CEO, a deputy chief officer, chief financial officer, and any person holding such position in the Company, irrespective of his or her title, and also any manager who reports directly to the CEO of the Company (i.e., C-level officers).

“Directors” - members of the Company's board of directors.

“Terms of Office and Employment” of Office Holders – as such term is defined under the Companies Law.

Terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law, unless the context dictates otherwise. To the extent any provision herein conflicts with the conditions of any Applicable Law, the provisions of the Applicable Law shall prevail over this Policy, and the Company's board of directors (the “Board”) is empowered hereunder to interpret and enforce such prevailing provisions. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

3.	CONSTRUCTION; EFFECT

This Compensation Policy shall take effect as of the date of its approval by the general meeting for three years, in accordance with the provisions of the Companies Law (the “Effective Date”), and shall apply to the Terms of Office and Employment of Office Holders that are approved following the Effective Date.

This Policy shall not apply, shall have no effect with respect to, or derogate from, any Terms of Office and Employment of any Office Holder which are in effect prior to the Effective Date.

Nothing in this Policy shall confer upon any person, including, any Office Holder, any rights, entitlements, benefits or remedies whatsoever, including any right or entitlement to any compensation, remuneration or benefits of any kind or nature. The Terms of Office and Employment of an Office Holder shall only be as set in an agreement between such Office Holder and the Company or in a written undertaking of the Company or in a resolution of the Company's Compensation Committee, Board and shareholders (to the extent shareholder approval is required by law) setting forth the Terms of Office and Employment and their applicability to the relevant Office Holder.

The provisions of this Policy determine, inter alia, the framework for various components of compensation. Any deviation from this Compensation Policy shall be subject to the approval of the Company’s Compensation Committee, Board and shareholders, to the extent required by law. However, if the competent organs of the Company determine, with respect to a specific Office Holder, that such Office Holder is entitled to compensation components that are inferior to those indicated herein, such shall not be deemed as deviation from the Compensation Policy.

To the extent that after the Effective Date a relief is granted as to the mandatory or minimum requirements prescribed by applicable law to be included in a Compensation Policy, or any limitation contained in this Policy is more stringent than that required by applicable law, then such relief or less stringent limitation shall be deemed incorporated by reference into this Policy notwithstanding anything else to the contrary, unless otherwise determined by the Board.

4.	GENERAL BACKGROUND

4.1.	Objectives

This Compensation Policy is designed to promote and advance the Company's long-term objectives, work plans  and  policy, and  to  create appropriate incentives subject to any law, taking into consideration, inter alia, the Company’s risks management policy, in  view of the Company's size, the nature of its activities and its financial state.

In support of this goal, compensation practices, including variable compensation, for the Company's Office Holders, are designed to meet the following objectives:

4.1.1.	Improve business results and strategy implementation, and support the Company’s work-plans, from a long-term perspective;

4.1.2.	Align Officers’ and Directors' interests with those of the Company and its shareholders and incentivize Officers and Directors to create long- term economic value for the Company;

4.1.3.	Create motivation for Office Holders to attain a high level of business achievements without taking unreasonable risks;

4.1.4.	Create a clear line-of-sight between Officers’ and Directors' compensation and both Company and individual performance;

4.1.5.
Establishing an appropriate balance between the various compensation components - fixed vs. variable compensation, quantitative and measurable components vs. discretionary components, short-term vs. long-term components, compensation in cash vs. equity-based compensation and benefits and perquisites, to ensure sustained business performance over time; and

4.1.6.	Utilize market benchmark compensation tools to ensure our Officers and Directors are compensated fairly and best practices are implemented.

4.2.	Primary Bodies Involved in Determining the Compensation Policy for Office Holders

The parties involved in determining the Company's Compensation Policy are:

•
The Compensation Committee – (i) makes recommendations to the Board regarding the approval of the Compensation Policy for Office Holders and any extensions and updates to the Policy to the extent required; (ii) approves the Terms of Office and Employment of Office Holders; and (iii) subject to certain requirements prescribed by the Companies Law, may determine to exempt a transaction from shareholder approval.

•	The Board of directors – (i) approves the Compensation Policy for Office Holders; (ii) periodically reviews the Compensation Policy; and (iii) is responsible for updating it as and when necessary.

•	The General Meeting (shareholders) - approves the Compensation Policy, as required by law.

The Compensation Committee and the Board shall review this Compensation Policy from time to time, as required by the Israeli Companies Law. This Compensation Policy shall be brought for reconsideration and re-approval, as required by the Israeli Companies Law (currently, every three years).

4.3.	Business Environment and its Impact on Compensation of Office Holders

The Company's Compensation Policy was designed, inter alia, to ensure the Company's ability to recruit and retain the highly talented management personnel with appropriate qualifications, in accordance with and subject to the objectives of the Compensation Policy set forth in Section 4.1, including the promotion of the Company's goals in the long-term.

5.	OFFICE HOLDER’S COMPENSATION IN VIEW OF COMPANY VALUES AND BUSINESS STRATEGY

5.1.	Compensation According to the Office Holder’s Characteristics and Experience

Office Holder's Terms of Office and Employment shall be determined, for each of the various compensation components, while taking into account the Office Holder’s education, skills, qualifications, expertise, professional experience and accomplishments, as well as the Office Holder's position, areas and scope of responsibilities and his or her prior compensation agreements.

5.2.	Ratio Between Office Holders Compensation and Compensation of Other Company Employees

Nevertheless, since the Company employs a relatively small number of employees most of whom have unique professional expertise, the Company attaches importance to the creation of appropriate compensation for all of its employees and in preserving reasonable gaps between the overall cost of the Terms of Office and Employment of Office Holders and the overall cost of salary (including any payment or benefit) of the other Company employees.

In determining the Terms of Office and Employment of Office Holders, the Compensation Committee and the Board will examine, inter alia, the ratio between the overall Terms of Office and Employment of Office Holders and the average and median salary of the Company's employees and contractors other than the Company's Office Holders, as well as the possible ramifications of such ratio on the work environment in the Company.

The Compensation Committee and the Board have examined the current ratio, and believe that this ratio is appropriate and reasonable, taking into account the size and nature of the Company, its value, scale of business, the mixture of manpower, its field of business and its ramifications on the work environment of the Company.

5.3.	Relationship Between the Company's Business Results and Office Holders Compensation

The Company's policy is that the overall Terms of Office and Employment for Officers should be considerably influenced by its business results as well as the individual contribution, responsibility  and  professional  expertise of each  Officer to  the achievement  of these results. The influence of the business results and the individual contribution on the compensation shall increase the higher the Office Holder's position is. In accordance, the higher the position is, the weight of the variable compensation that is performance based in relation to the overall Terms of Office and Employment shall increase, all as specified in Section 4.2 below.

6.	PRIMARY CONCEPTS OF THE COMPENSATION POLICY

6.1.	Overall Compensation Concept

The Company's Compensation Committee and Board believe that the overall compensation of each employee, and in particular of Office Holders, should be comprised of a number of different components, such that each element rewards the employee for a different element of his or her contribution to the Company, thus achieving the objectives of the Company's Compensation Policy:

•
Base salary - designed to partially reward the Office Holder for his or her devotion and contribution to the performance of his or her role and the daily performance of his or her tasks. The base salary takes into account the Office Holder's skills, experience, expertise, education, professional qualifications etc., and the requirements of the role and the responsibilities and authorities it carries.

•
Benefits and perquisites - some of which are mandatory according to law (such as pension, severance pay, vacation days, sick  leave, recuperation pay, etc.), some of which are common market practice (such as health insurance, further education funds, all which  may  have certain tax benefits for the employee and the Company) and others are designed to compensate the employee for expenses incurred in fulfilling the position (such as car lease, travel expenses, phone, etc.).

•
Variable performance based awards (e.g. annual bonus) - designed to reward the Office Holder for his or her achievements and contribution to attaining the Company's goals during the course of the period for which the variable compensation is paid and to supplement the base salary. The weight of variable performance based compensation in relation to the overall compensation shall increase the higher the Officer’s position is.

•
Equity-based compensation - designed to link long-term shareholder returns and the compensation of Office Holders of the Company. Equity- based compensation creates a correlation between the interests of employees and Office Holders and the interests  of  the  Company’s shareholders, and assists in creating motivation and in retaining the key personnel in the Company.

6.2.	Ratio Between Variable and Fixed Components of the Compensation Package

The rate of the annual variable components (including, without limitation, cash bonuses, performance based awards and equity based awards) of the Office Holders overall annual compensation package (comprised of the base salary and variable components) shall not exceed the 80% of the Office Holder's total compensation package.

A deviation of up to 10% of these terms shall not constitute a deviation or deflection from the compensation policy.

Note that this refers to the planned ratio only, assuming the receipt of the target bonus as stated in this policy. The actual ratio between the components of the compensation package, in a given year, may be different due to underperformance or overachievement impacting the variable compensation, as stated in this Policy.

6.3.	Market comparison (benchmark)

To determine the salary for the recruitment of our new Office Holders, a comparison shall be made of the acceptable salary in the market for similar positions in companies similar to the Company (“Peer Group”). For purposes of the foregoing comparative studies, companies meeting the following characteristics shall be selected:

•	Companies operating in the field of biotech, pharmaceutical, drug development or other related fields;

•
Israeli companies whose shares are traded on the NASDAQ Stock Market or NYSE to the extent practicable, based in Israel, and preferably, with officers residing in the US; if the number of such companies is lower than 10, the Peer Group may also include US companies; and

•
Companies of similar size in the following financial dimensions: market cap, shareholder equity, balance sheet, sales turnover, operating profit and/or net profit, as provided in the most updated published information or the Company's last annual report.

The Company shall make reasonable efforts to include at least 10 companies in the Peer Group (but in no event less than 5 companies).

The comparative study shall address all the components of the compensation package and shall include (to the extent the information is available):

•	the acceptable range of base salaries for similar positions (including the split within the range);

•	the acceptable range for annual bonuses;

•	the acceptable range for equity-based compensation; and

•	the benefits and perquisites that are acceptable in the market.

7.	COMPENSATION COMPONENTS

7.1.	Base Salary

7.1.1.	Determination of the base salary for Officers

The base salary for an Officer shall be determined during the course of negotiations for his or her employment in the Company, which shall be conducted by the person who shall directly supervise the Officer (for the CEO - the chairman of the Board, for any other Officer - the Company's CEO, or whoever is appointed on behalf of the chairman or CEO for such purposes). The Officer’s intended supervisor may determine the base salary within the range determined in the directives of this policy (as detailed in the following table in Section 7.1.1.3 below) and the salary shall be brought before the relevant Company organs for approval, as required by law.

In determining the base salary, the Office Holder’s characteristics and experience, as provided in Section 5.1 above, shall be taken into consideration, as well as the acceptable salary conditions for similar positions in Peer Group companies, as other companies which compete with the Company for similar talents. The Company's financial state and cash position at the time of recruitment shall also be taken into consideration.

The base salary shall also be subject to any requirements or restrictions prescribed by the Israeli Companies Law, U.S. securities laws, NASDAQ rules, any other applicable law from time to time, and (with regard to U.S. based Officers) evolving best practices among shareholder advisory and institutional investor groups.

The Company believes that the emphasis of its Compensation Policy should be on performance based compensation, and therefore, the Company's policy is to determine a base salary which is targeted at the median salary in the relevant market for similar positions (including in Peer Group companies), alongside variable performance based compensation and long-term compensation components that will bring the Officer’s overall compensation to a level which will allow the Company to recruit and retain the highly talented management personnel it requires for continuation of its success.

Since Officers hold management positions within the meaning of the Hours of Work and Rest Law, 5711-1951, Officers shall not be entitled to compensation for overtime work or work on the day of rest.

7.1.1.1.
Internal comparison - in determining the salary for the recruitment of a new Officer, the following considerations shall be taken into account, as well as their potential impact on the Company’s labor relations as a whole and within the management team:

•	The gap between the proposed salary of the Officer and the salary of the other Officers of the Company.

•	The ratio between the proposed salary of the Officer and the salary of the other employees of the Company.

•	If there are Officers with similar positions in the Company - the gap between the proposed salary of the Officer and the salary of Officers in similar positions.

•	The geographical location of the Officer.

7.1.1.2.
Geographical Location - To the extent necessary, the Company may employ an Officer outside of Israel. In such case, the process of determination of his or her salary, shall be adjusted to the country where such Officer is employed. In the event that the salary of Officers who are candidates for employment abroad deviates from this policy, the salary shall be considered as deviating from this Policy and shall be subject to the approval process required for compensation in deviation from the Policy.

7.1.1.3.	The maximum amount of Annual salaries for Company's Officers shall be:

Rank	Maximum
CEO	42,000
C-level Officers	$28,000

A deviation of up to 10% above and below the ranges detailed in the table shall not constitute deviation from the Compensation Policy.

The base salaries of the Company's Officers shall be linked to the Consumer Price Index (or a similar index customary in the country in which the employee is located, if not Israel).

7.1.2.	Periodical review and update of salary

In order to retain Office Holders other than non-employee and non-executive Directors, such Office Holders' base salary shall be reviewed annually by the Compensation Committee and the Board, taking into consideration the challenges of the given year and the following year, the complexity of such  Office Holders’ roles, their scope and importance to the Company's performance - all based upon the Company's resources and in comparison to the acceptable salary for similar roles in the relevant market. To the extent necessary, a proposal regarding an increase to all or any of the Office Holders' salaries shall be prepared and brought before the Company's relevant organs for approval, as required by law.

7.2.	Variable Compensation

Variable compensation components are intended to achieve, inter alia, the following objectives:

•
To link Office Holders' compensation to the Company's achievement of business goals and targets and the maximization of its profits, with a long-term view and in accordance with the office holder's position, and align Office Holders’ interests with those of the Company and its shareholders.

•	Increase the Officers' motivation to attain a high level of business achievements without taking unreasonable risks.

•	Correlating some of the Company's payroll costs with its performance and enhancing its financial and operational flexibility.

7.2.1.	Annual bonus

The Company's Officers shall be entitled to an annual bonus, based upon the annual bonuses plan, which shall be brought before the Compensation Committee and the Board for approval.

7.2.1.1.	Principles

Annual bonuses for Officers shall be calculated according to an annual bonus plan, to the extent it is determined and approved by the Company's Compensation Committee and Board, at the beginning of each calendar year for which the bonus is paid. The annual bonus plan shall be comprised of the following provisions:

•
Payment thresholds, based on one or more quantitative financial Company performance measure(s) during the year for which the bonus is paid (such as capital investments, cash balance relative to equity, obtaining approval from the authorities in the target markets, and other quantitative performance measures suitable to the company). The Compensation Committee and the Board shall determine the measure according to the Company's targets for the bonus year, based on the Company's short and long term objectives. If an Officer does not meet the threshold performance measures in a given calendar year, calculated on a weighted average basis, he or she will not be entitled to an annual cash bonus. The lower percentage threshold is 75 % for each Officer. The Compensation Committee and the Board may determine that in respect of any specific year, all or any particular Officer or Officers shall not be entitled to any annual bonus.

•
Target bonus for each Officer - the target bonus is the annual cash bonus amount to be paid to an Officer upon achievement of 100 % of the Officer's performance measures. The target bonus shall be set in monthly salary multiplier terms. A target  bonus shall be identical for each Officer of a particular rank and shall not exceed the following:

Rank	Target bonus (multiplier of monthly employer salary cost )
CEO	12
C-level Officers	10

•
Maximum bonus (in terms of a salary multiplier) is the maximum annual cash bonus to be paid to an Officer upon achievement of 125 % of the Officer's performance measures. The maximum bonus (bonus cap) for all Officers shall be 18 times the applicable monthly base salary ;

•	The measures according to which the bonus shall be calculated for each Officer and their relative weights, in accordance with Section 7.2.1.2 below;

•	The performance measures and targets, for the bonus year.

7.2.1.2.	Determining the bonus plan performance measures and targets

Personal targets and performance measures shall be determined by the Compensation Committee and the Board for the CEO, and by the CEO for each of the other Officers of the company. The Officer's performance shall be measured according to such personal targets and performance measures. A weight shall be assigned to each measure for determining the annual bonus for each Officer, and the bonus paid to the Officer shall be determined in accordance with the weighted percentage of meeting the targets, as described below. There shall be three main categories of performance measures for each Officer:

•
Company measures - economic or strategic quantitative measures, relating to the Company's performance (capital investment, cash balance relative to equity, obtaining approval from the authorities in the target markets and other quantitative performance measures suitable to the company). These measures shall be the same for all Company Officers, and shall determine up to 40% of the total bonus of the Company's Officers.

•
Personal measures - quantifiable and measurable key performance indicators (KPIs) shall be determined for each Officer separately, according to his or her position. These measures shall determine up to 40% of the total bonus of the Company's Officers. The goals for each Officer's personal measures shall be based, to the extent possible, on performance focusing on the long-term view.

•
Managerial appraisal - an evaluation of each Officer’s performance in non-measurable terms. The managerial appraisal shall determine up to 20% of the total bonus of any Officer, including the CEO. At the beginning of each year, qualitative measures shall be determined on the basis of which the appraisal of each Officer shall be made.

The targets in the personal and managerial measures of each Officer shall be determined in accordance with the work plan targets for the bonus year.

7.2.1.3.	Determination of the bonus budget

The total annual budget for the bonuses of Company's Officers shall be determined according to the sum of the maximum bonuses of all Officers.

7.2.1.4.	Bonus calculation mechanism

The bonus for each Officer shall be calculated based on the achievement of the targets determined for each Officer for the bonus year.

The bonus for meeting each of such targets will be made on the basis of a pro-rata allocation of the Officers' bonus cap in accordance with the respective weight of each target, subject to the "payment line" formula determined in the annual bonus plan for Officers, which shall be multiplied by the target bonus (the personal bonus) of the Officer for the purpose of calculating the actual bonus.

The “payment line” shall determine:

•	The performance threshold, up to which the Officer shall not be paid any bonus whatsoever, as stated above.

•	The percentage of the target bonus which shall be paid in achieving the lower performance threshold;

•	A maximum bonus, as stated above.

Calculation of the target bonus percentage for each level of performance between the above-mentioned points shall be made by a linear method.

7.2.1.5.	The approval process for the actual bonus

At the end of each year, the extent of meeting targets by each of the Officers shall be determined. The extent of meeting targets of the Officer shall be translated into a rate of target bonus, according to the payment line formula.

The Compensation Committee and the Board shall have the right to reduce the Officers' annual bonus at their discretion, due to circumstances determined by the Compensation Committee and the Board.

The annual bonuses approved by the Compensation Committee and the Board shall be paid to the Officers with the first monthly salary paid after the approval of the annual bonuses by the Board.

7.2.2.	Special bonus

The Company's Compensation Committee and Board shall be authorized to award any of the Company's Officers a one-time special bonus (which is only based on non-measurable criteria) of up to an amount equal to a 6 month base salary (in addition to the annual bonus), in recognition of a significant achievement or for completion of an assignment, such as completion of a major transaction or achieving a major milestone with material effect over the Company's business. Such bonus is individual for any Officer and should be approved by the Company’s Compensation Committee and Board. Notwithstanding the aforesaid, the Company shall be authorized to award a special cash bonus which is only based on non-measurable criteria, only if the annual value of such bonus does not exceed an aggregate 3 months base salary.

7.2.3.	Equity-Based Compensation

The Company's Compensation Committee and Board believe that as part of the Office Holders' total compensation package, it is appropriate to offer a component of equity-based compensation, as customary by companies whose shares are publicly listed on the NASDAQ Stock Market or any other stock exchange, for the purpose of advancing the interests of the Company's shareholders by enhancing the Company's ability to attract, retain and motivate individuals to perform at the highest level. By virtue of the long-term nature of equity-based compensation plans, they support the Company's ability to retain senior managers in their position for the long term.

In view of the advantages of equity-based compensation plans, the Company shall offer its Office Holders, including directors (subject to the provisions of the Compensation Regulations), participation in an equity-based compensation plan according to the provision set forth below:

7.2.3.1.	Equity Incentive Plan

Subject to the approval of the Company's competent organs, as prescribed by law, the Company may offer Officers and Directors participation in an equity-based compensation plan (“Equity Incentive Plan”), which may  include  options to  purchase  shares, share appreciation rights, restricted shares, restricted share units, performance awards or other share-based awards (herein described collectively as “Awards”). The Equity Incentive Plan may provide for granting Awards in compliance with Section 102  of the Israeli Income Tax Ordinance, 5721-1961 in the "capital gains track", as applicable.

The Equity Incentive Plan, shall include the following:

•	The maximum number of securities available for issuance under equity incentive awards, and the dilution rate resulting from grants;

•	The method of allocating the grants among grantees;

•	Reserve pool for grants to Office Holders who may join the Company in the future, during the course of the term of the plan;

•
The vesting conditions for grants under the Equity Incentive Plan will be determined by the administrator and, in the case of restricted shares and restricted share units, will be set forth in  the applicable Award  documentation. The minimum vesting period shall not be less than one year;

•
Options and share appreciation rights will have an exercise price determined by the administrator, that is no less than fair market value of the underlying ordinary shares on the date of grant, and subject to applicable law;

•	The expiration date of the Awards - up to 10 years from the date of grant; and

•
Terms upon termination of employment or service (due to dismissal, resignation, death or disability) and change of control. The Equity Incentive Plan shall include a definition of a change of control, and  the actions the Compensation  Committee may  take in the event of a change of control with respect to awards outstanding. In the event of a structural change of the Company (i.e., a transaction in which the Company's shares immediately prior to the transaction are converted into or exchanged for shares that represent at least a majority of the share capital of the surviving corporation, such as a re-domestication of the Company  or a share flip), outstanding awards will be exchanged or converted into awards to  acquire shares of the Company  (if it is the surviving corporation) or the successor company in accordance with the applicable exchange ratio.

7.2.3.2.	Grants

Awards shall be granted to Office Holders of the Company in accordance with the terms of the approved Equity Incentive Plan, subject to the approval process required pursuant to the Companies Law.

When a new Office Holder joins the Company during the course of a plan, and granted an Award, such Award shall be granted out of the reserve determined in the Equity Incentive Plan.

Awards shall be granted from time to time and be individually determined and awarded, inter alia, according to the following considerations:

•	The Office Holder's contribution to the Company's performance;

•	The Office Holder's ability to influence the Company's future and performance;

•	The mix of compensation components to which the Office Holder is entitled and the desired mix of Awards;

•	The Office Holder's performance, skills, qualifications, experience, role and personal responsibilities; and

•	The desired competitive levels and dilution or pool limits.

7.2.3.3.	Maximum Value of Equity-Based Compensation

The maximum value of equity-based compensation for all Officers, as of the grant date, shall be up to 18 monthly base salaries.

7.3.	Additional Benefits and Perquisites

7.3.1.
Benefits and perquisites (such as medical and health insurance, life insurance, savings, provident fund, vacations and sick days) may be granted to Officers in order, among other things, to comply with legal requirements (compensation packages may vary – based on the residence of the Company's Officers – US or Israel).

7.3.2.
The Company may offer additional benefits and perquisites to Officers, which will be comparable to customary market practices, such as, but not limited to: company car benefits; company cellular phone; meals; etc.; provided however, that such additional  benefits and perquisites shall be determined in accordance with the Company's policies and procedures.

7.3.3.
The Company may determine in its contractual engagement with the Officer that it would bear part, or all, of the expenses incurred by the Officer for the discharge of his or her duties, in accordance with the terms of the Company's policy in this regard.

8.	TERMINATION OF OFFICE CONDITIONS

8.1.	Advance Notice

An Officer shall be entitled to an advance notice period, in accordance with and subject to the provisions of the employment agreement and/or contractual engagement entered between the Officer and the Company, and in the absence of an advance notice provision in such agreement or engagement, as determined by applicable law. In any event, the advance notice period shall not exceed four months. During the course of the advance notice period, the Officer shall be required to continue to fulfill his or her position, unless the CEO (and in respect of the CEO, the Board) decides to release him or her from this obligation, and he or she shall be entitled to the continuation of all Terms of Office and Employment without change, during such period, with the exception that equity awards continuation shall be subject to the terms of the Equity Incentive Plan.

8.2.	Severance Payment

Officers shall be entitled to a severance payment (other than termination under circumstances which deprive the Officers of severance pay under Israeli law) of up the greater of (i) the minimum amount required under applicable law; (ii) any amount provided under the Officer's employment agreement and/or contractual engagement, entered into prior to the Effective Date of this Policy; and (iii) a cap of 2 times the Officer's monthly salaries per each year of service.

8.3.	Retirement and Termination Awards

As a general rule, no retirement and termination awards shall be determined in the Officers' personal employment agreements. The Compensation Committee and the Board (and as required by law, the shareholders), may approve a retirement award to Officers, in an amount not exceeding the following maximum amounts:

•	Employed by the Company as Officer for up to five years: up to 3 monthly base salaries.

•	Employed by the Company as Officer for five years or more: up to 6 monthly base salaries.

The retirement bonus may be granted after examining the Terms of Office and Employment during the Officer's employment period and the Company’s performance during such period, and may be approved in one or more of the following cases

•	Certain change of control related cases;

•	During his or her employment period the Officer has made a special contribution to the advancement of the Company’s business as shall be determined by the Compensation Committee;

•	In respect of any Officer other than the CEO, the CEO has recommended granting a retirement bonus.

Retirement bonus, if such is approved, shall be paid upon termination of employment relationship and shall be equal to the months approved multiplied by the (gross) base salary to which the Officer was entitled upon termination of his or her employment with the Company. Retirement bonus for Officer other than the CEO shall not include associated benefits. The retirement bonus for the CEO shall include accompanying benefits in accordance with the CEO’s employment agreement.

8.4.	Non-Competition

Officers shall undertake in writing, at the time they enter into an employment agreement with the Company, to refrain from competing with the Company in accordance with and  subject to  the provisions of the employment agreement and/or contractual engagement entered  between  the Officer and the Company. The non-competition provision applies for a period which is generally not less than 12 months following termination of employment. We have entered into written employment agreements with all of our Officers who are employed in the Company at the date of publication of the Policy. Each of these agreements contains provisions regarding confidentiality, non-competition/non-solicitation   and   ownership of intellectual property.

9.	NON-EXECUTIVE DIRECTORS' COMPENSATION

The Company aims to attract and retain talented directors with excellent educational background, qualifications, skills, expertise, professional experience and achievements, by providing a fair and competitive compensation program.

The compensation of non-employee and non-executive Directors of the Company shall be determined pursuant to the provisions of the Companies Law.

Elements:

•	Board Membership Fee. non-executive Directors will generally be entitled to receive an annual cash payment by virtue of their membership on the Board.

•
Committee Membership Fee. non-executive Directors will generally be entitled to receive an annual cash payment by virtue of their membership on one or more committees of the Board (which payments may vary by committee).

•	Board/Committee Chair Fee. The chair of the Board and/or the chair of the Board committees may also receive additional annual cash payments for their extra service in such capacities.

•
Equity-Based Compensation. non-executive Directors may also receive equity-based awards, which are intended to align directors’ interests with those of the Company and its shareholders over the long term. Such awards will generally be granted on an annual basis with a fixed grant date fair value and a time-based vesting or holding period of no less than 3 years from the date of grant which may be accelerated upon termination of service, all as approved by the Company’s shareholders from time to time.

•
Special Contribution. Any non-executive Director who takes on increased duties on behalf of the Company as determined by the Board, may receive additional payments, in recognition of their increased duties, subject to applicable law.

•	Insurance, Indemnification, Release. non-employee and non-executive Directors shall also be entitled to insurance, indemnification and release arrangements, as provided below.

The above compensation is designed to compensate directors for their services to the Company, without payment of additional per-meeting fees. Applicable value-added tax will be added to such compensation in accordance with applicable law.

The Company may reimburse or cover its non executive directors (including travel and related expenses) incurred in connection with Board and its committees meetings or performing their services for the Company.

10.	OFFICE HOLDERS' INSURANCE, INDEMNIFICATION AND RELEASE

Office Holders may be covered by Directors' and Officers' liability insurance which the Company shall acquire, from time to time (the “Insurance Policy), in accordance with the Company's Articles of Association and the provisions of applicable law, including the Companies Law and the Companies  Regulations  (Reliefs  Regarding Transaction with Interested Parties), 2000 (the “Relief Regulations”). Subject to the provisions of the Relief Regulations, the approval of the acquisition, extension, renewal or replacement of the Company's Insurance Policy shall only  require the approval of the Company’s Compensation  Committee provided that the Insurance Policy is on market terms and the Insurance Policy is not likely to materially impact the Company’s profitability, assets or obligations. Such insurance coverage may include “run-off” provisions covering the Directors’ and Officers’ liability following termination of service or employment.

The Company will release all current and future Office Holders from liability for actions taken in the performance of or related to the Director’s or Officer’s duties and provide each of them with indemnification to the fullest extent permitted by law and the Company's Articles of Association.

The Company awards, and shall continue to award, indemnification undertakings to Office Holders, to the extent permitted  by  the Companies Law and the Company's Articles of Association.

11.	GENERAL DISCRETION; CLAWBACK

11.1.	General Discretion

•	The Compensation Committee and the Board may, at their sole discretion, approve compensation terms that are lower than the thresholds and benchmarks described herein.

•	The Committee and the Board have the right to reduce any variable compensation to be granted to an Office Holder due to any circumstances determined by the Compensation Committee and the Board.

11.2.	Non-Material Updates

Subject to the provisions of the Companies Law, (i) a non-material update to the Terms of Office and Employment of an Officer other than the CEO may be approved by the CEO of the Company (and shall not require the approval of the Compensation Committee); and (ii) a non-material update to the Terms of Office and Employment of the CEO may be approved by Compensation Committee (and shall not require the approval of the Board and/or the general meeting) , provided that the updated terms are consistent with this Policy.

11.3.	Clawback

The Company's Office Holders are required to return any compensation paid to them on the basis of results included in financial  statements that turned out to be erroneous and were subsequently restated, during the three year period  following  filing  thereof. In such  case, compensation amounts will be returned net of taxes that were withheld thereon, unless the Office Holder has reclaimed or is able to  reclaim such  tax  payments from the relevant tax authorities (in which case the Office Holder will also be obligated to return such tax amounts).

The Officer shall refund the surplus bonuses sums, within one year from the date of the Company's notice with respect thereto, linked  to  the consumer price index, and if the Officer has received less, the Company shall pay the missing bonus amounts together with the next monthly salary. The Company, by written notice to the Officer 60 days in advance, may set-off all or part of the surplus bonuses sums from the bonuses owing to the Officer in respect of the following years.

12.	NO HEDGING

Office Holders may be prohibited from hedging their equity-based awards and any other Company securities held by them. The no-hedging policy applies to each Office Holder until one year following their termination of employment.

13.	NO PLEDGING

Office Holders may be subject to certain restrictions on pledging or using their equity-based  awards and  any  other Company  securities held  by them (whether they are subject to transfer restrictions or not) as collateral for loans, as the Company's Compensation Committee and Board shall determine.

14.	MAINTENANCE OF THE COMPENSATION POLICY

14.1.	The Company’s Compensation Committee shall be responsible for maintaining the Compensation Policy updated.

14.2.	Updates to the Compensation Policy shall be approved by the Compensation Committee, the Board and the shareholders, as required under the Companies Law.